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04010676

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Assa Abloy

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 18 2004
THOMSON FINANCIAL

FILE NO. 82- 34735 FISCAL YEAR 12/31/03

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 3/18/04

File No. 82-34735

ASSA ABLOY

Annual Report 2003

ARIS
12-31-03

Security, safety and convenience



2003 in brief

- *In March 2003 Bo Dankis became the new President and CEO*
- *The Executive Team has been reduced from 17 people to seven*
- *The ASSA ABLOY Group has been organized into four major divisions: EMEA, Americas, Asia Pacific and Global Technologies*
- *A two-year action program 'Leverage and Growth' has been launched to leverage the Group's strength and build a foundation for long-term growth. Restructuring costs related to the action program amount to SEK 1,320 M*
- *Sales amounted to SEK 24,080 M (25,397) and were affected by negative exchange-rate effects of SEK 2,660 M*
- *Income before tax but excluding restructuring costs amounted to SEK 1,903 M (2,015)*
- *Earnings per share excluding restructuring costs amounted to SEK 3.31 (3.53)*
- *Operating cash flow amounted to SEK 3,265 M (3,525)*

Contents

File No. 82-34735

ASSA ABLOY in brief

The ASSA ABLOY Group is the world's leading manufacturer and supplier of locking solutions, dedicated to satisfying end-user needs for security, safety and convenience. With more than 100 companies operating in 40 countries, and a world market share of over 10 percent, ASSA ABLOY is the strongest global player in the industry.

The Group operates in all major regions – both mature and developing markets – and enjoys market-leading positions in large parts of Europe and North America and in Australia. In the fast growing area of electromechanical locking solutions, ASSA ABLOY holds leading positions in Identification, Door Automatics and Hotel Security, for example.

Since its formation in 1994, the Group has developed from a regional company with 4,700 employees to a global Group of companies with 29,000 employees in 2003 and sales of SEK 24 billion.

As the world's leading lock Group, ASSA ABLOY offers a product diversity, service offering and technological advantages that no other company can match.



Americas


SALES
share of
Group total, %
35
EBITA
share of
Group total, %
40

ASSA ABLOY's division Americas consists of the companies on the North, Central and South American markets. The division is the Group's second-largest, accounting for 35 percent of total sales. It operates 24 production units and 12 sales companies and has 10,100 employees. The main markets are the USA, Canada and Mexico. Some of the region's leading Group companies are Sargent, Corbin Russwin and Curries.

EMEA


SALES
share of
Group total, %
41
EBITA
share of
Group total, %
38

ASSA ABLOY's division EMEA embraces all Group companies in Europe, the Middle East and Africa. The division is the largest in the Group, accounting for 41 percent of sales. EMEA has 35 production units, 30 sales companies and 12,500 employees. The main markets are France, Germany and the UK. The leading companies within the division are Assa, Abloy, Vachette and IKON.





SALES share of Group total, % | EBITA share of Group total, %


17
15

Global Technologies

ASSA ABLOY's division Global Technologies is the Group's worldwide organization dedicated to high-technology products and services that transcend national frontiers. Global Technologies accounts for 17 percent of sales and has 2,600 employees. The division comprises three sectors:

- **Identification Technology Group (ITG)**, consisting of highly recognized brands within the electronic access control industry, such as HID and Indala
- ***Door Automatics***, consisting of Besam, the world-leading supplier of automatic door solutions
- **ASSA ABLOY Hospitality**, which includes two leading-brand companies serving the hotel and cruise ship sector: VingCard and Elsafe

GROUP SALES AND EBITA


SEK M
SEK M
28,000
21,000
14,000
7,000
0
4,000
3,000
2,000
1,000
0
95 96 97 98 99 00 01 02 03
Sales, SEK M
EBITA, SEK M

SALES share of Group total, % | EBITA share of Group total, %


7
7

Asia Pacific

ASSA ABLOY's division Asia Pacific brings together the Group's established companies in Australia and New Zealand with manufacturing units in China and a chain of sales companies in South East Asia. Asia Pacific accounts for 7 percent of total sales and has 4 production units, 5 sales companies and some 3,500 employees. Among the largest companies in the region are Guli in China, Lockwood in Australia and Interlock in New Zealand.

Financials in brief

	2003	2002	Change, %
Sales, SEK M	24,080	25,397	–5
of which: Organic growth			0
Acquired growth			+5
Foreign exchange differences, SEK M	–2,660		–10
Operating income before goodwill amortization (EBITA), SEK M	3,352[1]	3,595	–7
Operating margin before goodwill amortization (EBITA), %	13.9[1]	14.2	
Income before tax, SEK M	1,903[1]	2,015	–6
of which, foreign exchange differences, SEK M	–186		–9
Operating cash flow, SEK M	3,265	3,525	–7
Return on capital employed, %	9.6[1]	9.9	
Return on capital employed before goodwill, %	34.4[1]	33.3	

Data per share (SEK/share)	2003	2002	
Earnings after tax and full conversion (EPS)	3.31[1]	3.53	–6
Earnings after tax and full conversion excluding goodwill	5.89[1]	6.13	–4
Cash earnings per share after tax and full conversion (CEPS)	8.61[1]	9.08	–5
Shareholders' equity per share after full conversion	31.23[1]	35.85	–13
Dividend	1.25[2]	1.25	
Number of shares after full conversion (1,000s)	370,935	370,935	

[1] Excluding non-recurring items
[2] Proposed dividend





CAPITAL EMPLOYED / RETURN ON CAPITAL EMPLOYED[3]
SEK M
%
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
35
30
25
20
15
10
5
0
95 96 97 98 99 00 01 02 03
Capital employed, SEK M
Return on capital employed, %
Return on capital employed before goodwill, %



INCOME BEFORE TAX / OPERATING CASH FLOW[3]
SEK M
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
95 96 97 98 99 00 01 02 03
Income before tax, SEK M
Operating cash flow, SEK M



EARNINGS PER SHARE[3]
SEK
7
6
5
4
3
2
1
0
95 96 97 98 99 00 01 02 03
Earnings per share, SEK
Earnings per share excluding goodwill, SEK

[3] Data for 2001 and 2003 excludes non-recurring items

Creating growth via leverage and innovation



On the whole, 2003 has been another good year for ASSA ABLOY, although a challenging one at a time when we are entering a new phase in our business development. Consider that in less than a decade we have built a unique Group of companies in our industry. More than one hundred organizations have been acquired. Our next objective is to make the most of our position by exploiting leverage and growth opportunities.

Despite the headwind in the market – which has faced us from the end of 2002 through most of 2003 – we managed to end the year with stable sales volumes and slightly improved margins for comparable units and exchange rates, excluding restructuring costs. Our cash flow was again very strong, especially considering that it is harder to reduce inventory in a contracting business climate.

We have a large installed base of locks and cylinders, which gives us stability through repeat business.

The few operations that are underperforming are well identified and we are taking appropriate actions. Several companies did very well and found new and innovative ways to satisfy our customers. And in between these two extremes there were many companies that managed to keep volumes, margins and market shares at high levels.

New focus and structure

The change of CEO does not mean a change of strategy nor a deviation from our financial and operational targets. It just starts a new chapter of the same book.

However, our new stage of development, which focuses on the second and third phases of the ASSA ABLOY Group development strategy, has motivated a changed management structure. The previous large management team was efficient in the acquisition phase, but is less appropriate for building a strong foundation for sustainable growth. Eleven regions have therefore been condensed into four divisions, each led by an Executive Vice President. The new structure implies clear responsibilities and dedicated resources.

Two-year action program

Our three-step Group development strategy is well established and has been widely communicated. Although it provides a useful crystallization of our plans, the separate steps are too sequential. That is why we have translated the strategy into a two-year action program that we call 'Leverage and Growth'. The aim is to create a firm foundation for sustainable and profitable growth through a better utilization of our Group strengths.

ASSA ABLOY delivers good margins. Nevertheless, we are taking strong measures to further improve our performance and competitiveness. Because we see continuing strong potential.

To allow rapid progress, restructuring costs of SEK 1.3 billion were incurred in the 2003 accounts. During 2004 our low-performing units will be turned around, divested or closed down. Throughout the organization we will work on adjustments of capacity and exploiting cost synergies. The main thrust will be in the EMEA region (Europe, Middle East and Africa). We expect the two-year action program to pay for itself in less than three years.

Untapped potential for leverage

The 'Leverage' part of the action program comprises three main themes. The first is to utilize our resources more efficiently. All units, with very few exceptions, are doing better – some, much better – than they did before joining ASSA ABLOY. Now we are raising our ambitions and turning our attention to how these units can operate even better together.

Secondly, we want to improve even further the well functioning Group Supply Management programs. Our companies are locally strong with many local suppliers. By working together more effectively we will be able to make substantial cost savings in purchases of materials, services and goods. By reducing variations between components we can steadily improve the economics of joint component manufacturing.

Our third aim is to exploit our considerable untapped potential in the area of productivity improvement.

We have too many units that manufacture the same or similar products. Going forward we will both streamline and specialize our production.

Actions for growth

It is the *'Growth'* part of the action program that will provide the greatest test of our ability to change ourselves. Most of our companies sell their products through distributors. This can result in a lack of information feedback about customers' preferences. Through increased focus on the customer, we plan to build up our bank of knowledge and thereby become better at developing our products and services to meet the customer's needs. And through more effective collaboration with our distributors we will be able to strengthen customer benefit even further.

Today we have more than 90 brands. To achieve better market coverage and deeper penetration we plan to make some necessary changes in our brand portfolio. Some brands will be turned into driver brands or full-concept brands, others will become brands for specific product lines, while some brands will disappear.

Profitable growth is our highest long-term priority. Our main financial objective – a return on capital employed (ROCE) of 20 percent in 2008 – calls for good growth. But we also need to create growth for the dynamics of our Group, for creation of job opportunities and careers, for motivation and employee involvement, and for our own pride.

We are the world's largest lock Group and the only truly global player in our industry. We will draw benefit from our size to become true leaders in both innovation and cost-efficiency.

We need to inform the market better and develop better products faster in order to benefit from the ever-increasing global trend towards higher security. We are fortunate to be in an industry where demand is increasing and where our products can make a real difference for people at home, at the office or traveling.

We anticipate no substantial improvements in demand in any of our major markets during 2004. Through our own efforts in leverage, and through innovative new concepts, we will return to growth before the end of 2005. In everything we do we will have two things in mind – leverage and growth.

Stockholm, February 2004

Bo Dankis
President and CEO





Hospitals Like many public institutions, hospitals hold a large quantity of confidential information, and also have many visitors. Authorized staff must be granted physical entry and access to information at the same time as the information is kept protected from unauthorized viewing.

An electromechanical masterkey system allows central key control (regulating which keys can give access through which doors at different times of day), and can also block lost keys.

An access control system with smart cards and doors that open and close automatically makes movement easier for staff and visitors at buildings ranging from large teaching hospitals to health centers and doctors' surgeries.


Security, safety and convenience

Security, safety, convenience and design

The ASSA ABLOY Group was formed in 1994 when Securitas and Wärtsilä merged their lock businesses. Since then, the Group has grown through a combination of acquisitions and organic growth to become the world's largest lock Group. ASSA ABLOY currently has operations in more than 40 countries.

Vision

ASSA ABLOY is the world's leading manufacturer and supplier of locking and security solutions. The Group strives to transform and develop the industry by continually increasing end-user satisfaction in the areas of safety, security, convenience and design. ASSA ABLOY aims to introduce new solutions and concepts that are adapted to local needs and that will work effectively with the security investments that customers have already made.

Its leading position enables the Group to leverage technology investments and market development in the interests of end-customers and distributors all over the world. The local business operations are enhanced by the strength and resources of the ASSA ABLOY Group.

ASSA ABLOY is being developed with long-term sustainability in mind. The external environment, ethical values and employee relations are important elements.

Business concept

ASSA ABLOY leads a process of consolidation and the development of the lock industry. The Group's united strength will increase customer benefit by delivering secure, safe, convenient and well designed security solutions.

Targets

The primary target of the ASSA ABLOY Group: Return on capital employed should exceed 20 percent. During the acquisition phase of the Group's strategy substantial amounts of goodwill have been added, which have diluted the return on capital employed. The target, which has remained unchanged since the Group was formed in 1994, will be reached in 2008 through the following sub-targets:

FINANCIAL TARGETS – A 5-YEAR PERSPECTIVE


ORGANIC GROWTH:
• About 5% per annum over a business cycle
MARGIN IMPROVEMENT: 2–3%
• Stand-alone improvements
• Leverage Group synergies
CAPITAL RATIONALIZATION:
• Inventory reductions
• Maintained capital expenditure level
ACCUMULATED GOODWILL AMORTIZATION:
• SEK 5 billion
20%
Return on capital employed

Subtargets:

- Sales should grow organically at about 5 percent a year over a business cycle.
- The EBITA margin should be improved by 2–3 percentage points. This should be achieved mainly by utilizing synergies within the Group.
- The long-term positive trend in ASSA ABLOY's operating cash flow should be maintained.
- Capital employed should be maintained at the present absolute level, in spite of growth, in a five-year perspective. Measures should include improvement of production flows, which will reduce capital tied up in inventory. Capital expenditure should be maintained at today's level, which is below current depreciation.
- Amortization of goodwill totaled over the next five-year period should amount to SEK 5 billion.

Strategy

For several years now, ASSA ABLOY has followed a strategy model based on three phases of development:

1. Build a worldwide presence and successively add new areas of expertise
2. Leverage synergies and develop the strength of the Group
3. Accelerate organic growth by increasing focus on creating value for customers


STRATEGY
CUSTOMER VALUE
• Upgrading of security
• Complete offering
• Partner concepts
LEVERAGE GROUP SYNERGIES
• Corporate identity
• World-leading technology
• Joint R&D, platforms, components
GLOBAL PLATFORM
• Geographic/areas of expertise
• Installed base generating recurring revenue
• Operational excellence
VALUE
LEVERAGE
PRESENCE

Leverage and Growth

In the fall of 2003 ASSA ABLOY launched a two-year action program concentrating on the Group's Leverage and Growth. The program focuses on simultaneously progressing phases 2 and 3 of the strategy by taking advantage of the Group's united strength and capturing growth opportunities within the industry. The two-year program will cost SEK 1.3 billion to carry out and is expected to pay for itself within three years.

Organization

ASSA ABLOY reorganized its businesses during 2003 with the aim of increasing flexibility and putting itself in a position to exploit market opportunities more quickly. This was a natural move at a time when focus had shifted from the acquisition phase of the overall strategy to leveraging synergies and increasing customer benefit.

The new organization consists of four divisions:

- Americas
- EMEA (Europe, Middle East and Africa)
- Asia Pacific
- Global Technologies (door automatics, identification, and solutions for the international hospitality industry)

To support these divisions a central organization for market and business development has been established.

To reflect the reorganization, the Executive Team was reduced from 17 to 7 people in the interests of greater decision-making efficiency. Each division is headed by an Executive Vice President with a clear mandate, wide-ranging authority and his own resources. The Executive Team meets monthly. Experience and best practice are shared between companies, and benchmarking is employed at many levels. Every month the most important key ratios are collected, sorted from best to worst and sent back to all units. This transparency has been a highly effective tool to encourage a dynamic improvement process amongst all units.

Developing strengths and sustainable growth

In November 2003 the Group launched a two-year action program to leverage Group strength and build a foundation for sustainable growth.

Leverage

Use resources more efficiently

The aim of this program is to exploit ASSA ABLOY's combined resources more efficiently, so that the performance of the whole Group exceeds the sum of what each company can achieve on its own. By means of benchmarking, the individual companies will benefit from one another's developments and improve their own working methods.

Twelve companies are identified as low performers. In 2003 they had aggregate sales of SEK 1.5 billion and a combined operating margin close to zero. Profitability among these companies must be significantly improved – if not, they will be divested or closed down before the end of 2004.

ACTION PROGRAM 2004–2005


GROWTH
LEVERAGE
GROWTH
• Innovation and new concepts
• Channel management
• Brand-building
LEVERAGE
• Use resources more efficiently
• Smarter ways of working
• Increase productivity

Smarter ways of working

Purchasing activities within the Group will be further coordinated. The number of suppliers is very large – there are currently nearly 5,000 suppliers in Europe alone. It should be possible to reduce them by 30 percent as a first step. This will allow the remaining suppliers to sell larger volumes and develop closer relationships. As an example, six factories in France used to have 57 packaging suppliers. Today, there are eight suppliers and the prices are 20 percent lower.

Successful product concepts and sales activities in different markets will be shared within the Group. Today, there are major differences in demand between Americas and Europe. By adapting to local preferences and paying attention to cross-selling activities the Group will aim to maximize the potential value of its markets.

Increase productivity

The Group currently has about 75 production units as a result of the acquisitions made since 1994. Production will be increasingly specialized and some production will be transferred to low-cost countries. A proportion of component manufacture will also be put out to subcontractors. However, the priority is to increase productivity, not to reduce staff numbers.

Growth

Innovation and new concepts

The lock industry is characterized by long product life and a relatively low level of innovation. At present locks are changed on average every twenty years, and many still offer relatively low security. In recent years the demand for security and safety has increased and ASSA ABLOY will capitalize on this trend by focusing on the end-users of locks and security solutions. The market wants solutions that are ever more integrated, secure and convenient. Combinations of locks, alarms, lighting, access control, technical monitoring and building evacuation are becoming more important.

In the spirit of our brand idea 'Unlock Your Life', ASSA ABLOY intends increasingly to offer more complete solutions designed specifically for different customer segments.

A large proportion of product development has been driven by technology and to a lesser extent by customers' unique requirements. ASSA ABLOY will increasingly base its locks and security solutions on common technical platforms with the aim of leveraging the Group's strengths and shortening lead times from innovation to market launch.

Channel management
Collaboration with distributors and installers will increase in order to enhance knowledge of the end-users' requirements and to secure the aftermarket of the more than one billion ASSA ABLOY locks installed throughout the world. The distribution channels will be developed on a partnership basis, with increased support in the form of systems, sales promotion measures and training.

The Group will cooperate with the distribution network to speed up its turnover of goods and to reduce its tied-up capital. Existing products and services will also be combined in new ways to better reflect end-users' needs.

Brand building
The Group will increase investment in a number of selected brands. ASSA ABLOY currently has 90 brands, which include some world-leading names. Some of these will be reinforced, others retained for specific product areas and others discontinued.

Today ASSA ABLOY sells its products principally to other companies. Since the consumer market is judged to have great potential for high rates of growth, ASSA ABLOY intends to strengthen some brands that are aimed directly at consumers, or where demand for a product can be increased by a stronger brand. The main barriers to rapid development of the consumer market are tradition, and lack of knowledge among the individual consumers about what makes a good or bad lock. It is therefore vital to educate and actively develop the market in order to increase demand. One response to this need is the Armadillo sales concept launched towards the end of 2003, which consists of specially designed shops directed at the individual consumer.

TRUE LEADERSHIP


LEADERSHIP
THE MARKET GROWS
– customer satisfaction
ATTRACTIVE TO DISTRIBUTORS
– partnerships
EDUCATE THE MARKET
TRUE
IDENTIFY TRUE CUSTOMER NEEDS
– invest in R&D


armadillo

On 27 November 2003 ASSA ABLOY opened the world's first Armadillo Home Security concept store in Melbourne, Australia. The store will bring the latest available residential security technology to Australian consumers.



Evacuation of buildings *The challenge in public* places is to meet the demands for high security and for safety. Many doors that are normally kept locked for security reasons must be easy to open in an emergency so that people can escape quickly. Electrically controlled panic exit devices overcome the problems since they can be set in different operating modes for different times of day.




EXIT

Security, safety and convenience

A growing world lock market

The global lock market is fragmented, and in the industrialized part of the world many companies are still family-owned. These typically have leading positions in their own home markets and strong, well-established relationships with their local distribution networks. In less-developed countries, established lock standards and strong brands are less common.

The needs of different market segments also vary greatly. Airports have different needs from private houses; shopping malls from schools; factories from hospitals and hotels.

Year-on-year growth

Viewed over a business cycle, the world lock market is growing year-on-year. The reasons for this steady expansion are greater prosperity in the developing world and a sense of increased vulnerability everywhere. The focus on security has intensified and people realize that they must take responsibility for their own security. It has become easier to discuss security, and many companies have moved it up the agenda. Locks form one important component in this growing concern with security.

Major imbalances

There remain major imbalances between different markets. Americans spend more than twice as much per head on panic exit devices for evacuating buildings as Europeans do. Conversely, northern Europeans spend more than three times as much as Americans on high-security locks for the residential market. Door automatics are also several times more widely used in Europe than the USA. If it is assumed that security and evacuation solutions could be equal in size in Europe and America, a rough estimate indicates that it should be possible to double the total market. ASSA ABLOY's view is that there is no long-term reason for these differences to continue. Rather, there is a challenging opportunity for ASSA ABLOY to equalize these imbalances by informing and developing the market.

The size of the global market

There is no established method to estimate the size of the global lock market accurately. Few countries produce well-defined statistics for the industry, and the information that exists also varies in what product areas are included.

ASSA ABLOY's estimates are based on the Group's own product range. Door automatics are therefore included as well as doors for the professional end-user market in the USA.

ASSA ABLOY believes that a fair estimate of the size of the world lock market is around EUR 25 billion.

The major players

With annual sales of SEK 24 billion, about 10–12 percent of the world market, ASSA ABLOY is the market leader. The second-largest company is Ingersoll Rand, followed by other leading players such as Kaba, Black & Decker, Stanley Works and Dorma. Other companies have grown too, some internationally through export sales or by establishing operations away from their domestic markets.

TOTAL SALES BY REGION, SEK M


Western Europe, 10,581
North America, 9,377
South Pacific, 1,148
South and Central America, 1,054
Eastern Europe, 663
Asia, 602
Middle East and Africa, 562
Other, 93

Americas

North America

The USA's war against terrorism and rising levels of crime in society have intensified security concerns and the development of new security Standards in America. This is particularly evident in government bodies such as the Department of Defense and in schools, and it drives forward the development of higher security. ASSA ABLOY's most important segment in the USA is the institutional market such as schools and hospitals. Interest in high-security locks, smart cards and biometry has increased significantly. Product development for the non-residential market is carried out in close collaboration with insurance companies, police and fire services, customer organizations and other important influencers.

The residential market in the USA has a lower standard of locks than in Europe. Instead, alarms play a major role in home security. However, better locks are a preventive measure while alarms only react when harm has already occurred. The residential market therefore holds great potential, and the ASSA ABLOY company Emtek, which sells to speciality hardware dealers in the USA, has grown rapidly in recent years by focusing on design and security.

South America

Major parts of South America have a fragmented market and have not yet developed security Standards. The markets have a great need for security solutions and represent a growth market for the future.

EMEA

Western Europe

EU standardization now governs many European countries, which has provided a driver for higher sales. It has raised previously low national requirements and thereby also raised the quality of security products.

A survey carried out by ASSA ABLOY shows that western European households believe that there are too few types of electromechanical and electronic locks for their homes, especially when compared with locks for hotels and modern cars. The survey also shows that over half of all households would have chosen an electronic door-lock if they had known what alternatives existed.

Eastern Europe

Eastern Europe currently has a lower standard of locks than the rest of Europe. Foreign locks – e.g. Swedish or German – are considered better than local products. In Russia both the consumer market and commercial construction are booming.

Africa

With the exception of South Africa, most African countries have inadequate security Standards for both the residential and commercial markets. South Africa is currently the largest market in Africa and ASSA ABLOY is the market leader there.

TOTAL SALES IN AMERICAS, SEK M


USA, 8,686
Mexico, 731
Canada, 691
South America, 195
Central America (excl. Mexico), 128

TOTAL SALES IN EMEA, SEK M


Western Europe, excl. the Nordic countries, 7,783
The Nordic countries, 2,798
Eastern Europe, 663
Africa, 307
Middle East, 255

TOTAL SALES IN ASIA PACIFIC, SEK M


Australia, 914
Asia excl. China, 358
China, 244
New Zealand, 234



Electromechanical locks offer the customers a whole new level of security, convenience and flexibility. Nowhere is this trend more apparent than in airport and transportation security, where there are numerous opportunities to combine electromechanical blocking mechanisms with electronic identification.

Asia Pacific

Asia

In Asia, China is the fastest-growing market, with a mass flow of population from rural areas to the cities. The market is still undeveloped and has an excess of low-quality products. ASSA ABLOY has established itself in China with its own factories, and now faces a major challenge in educating and developing the distribution chain to accept products of higher quality.

Australia and New Zealand

In the South Pacific area, both Australia and New Zealand have been spared the recession that has affected much of the rest of the world. Construction activities – new build and renovation – have continued to grow at an overall rate of 6–7 percent a year. Forecasts are that the construction market will maintain its growth, or even increase it in some segments, over the coming years.

Global Technologies

Advanced technologies grow

In recent years sales of advanced security products have risen strongly. This applies particularly to electronic lock cylinders, where ASSA ABLOY more than doubled its sales in 2003. One clear trend – led largely by hospitals and commercial companies – is towards a rapidly increasing electronic content in security solutions.

There is a strong demand for opening and closing doors automatically while retaining or increasing the level of security. This is a complex market segment which demands high functionality in security solutions.

Advanced technical solutions such as identification technology for access control are expanding in other areas also. Ordinary contact-based cards of the type used in cash machines and in stores are not considered sufficiently reliable and convenient to be read many times a day in access control systems. Contactless cards based on radio-frequency identification technology are therefore now widely used. These can be further developed into smart cards which can carry far greater volumes of data and can receive, store and transmit information. Such cards offer promising potential for the future based on utilizing the same card for different applications. The new iCLASS card from the ASSA ABLOY company HID, which provides a higher level of security technology, is one product that has attracted great interest.

New products unlock the way to organic growth

A continuous flow of innovative new products is the single most important source of organic growth. Planned and focused product development is critical to success. ASSA ABLOY's level of innovation is reflected in the many patents that its companies obtain. Although mechanical lock technology still accounts for the largest number of patents, the fastest-growing area is that of electromechanical and electronic products for locking, identification and passage control.

Mechanical locks

Mechanical locks and accessories and mechanical masterkey systems continue to form the core of the ASSA ABLOY product range, accounting for over half of the Group's sales worldwide. Mechanical locks provide the two primary functions of any security device: identification (the key) and a strong barrier (the lock).

The most notable trend is towards higher levels of security. In many developing markets, rising standards of living mean that more people experience a growing need for security. Where simple locks once sufficed, there is now a demand for modern high-security locks. In developed markets there is a similar demand for the peace of mind that higher security can provide. Here the Group's huge installed base of locks creates a solid foundation for sales by directing customers towards its familiar brands when they are seeking replacements and upgrades.

Electromechanics

Electromechanical technology can provide even greater security and is currently showing the strongest rate of growth. Electrical assistance makes locking and unlocking operations easier while adding to the impregnability of the locked door. Many ASSA ABLOY products now use motorized and solenoid locks, electric strikes, and magnets for door locking. Electromechanical locks and components also form part of many integrated solutions for access control and safe emergency evacuation of buildings.

By exploiting developments in microprocessor and communications technology, electronics can add a further layer of security plus new monitoring and control options. There is a trend towards integrating all the systems involved in




iCLASS





managing a property, which is driving the development of more intelligent lock products.

Identification
In the field of identification, the main growth area is Radio Frequency Identification (RFID). The prime advantage of RFID is that it is a non-contact technology. Where even greater security is needed, 'smart' cards can store information about the authorized user on the card itself. The combination of RFID and biometric information such as fingerprints or iris scans has a very high level of security.

Door Automatics
Through Besam, ASSA ABLOY has acquired a world-leading position in door automatics. The Group's global coverage gives it an unrivalled opportunity to integrate door automatics with locking and access control and thereby to meet customers' demands for maximum convenience and simplicity allied to security and safety.

Hotel locks
In the hospitality industry ASSA ABLOY started a technical revolution when VingCard introduced its first card-operated lock in the late 1970s. The ability to give each new hotel guest a unique new key without changing the lock transformed the industry. Since then there has been ongoing development of electromechanical and then electronic solutions. Today, the key card is also used to open in-room safes, to give access to elevators and recreation areas, to control room temperature and as a charge card for use in neighboring stores and restaurants. Smart-card systems offer further options, including automatic recording of room visits by maintenance and cleaning staff.

Security doors and fittings
Throughout the world, door and window manufacturers are customers for the Group's locks and fittings. But in several markets, notably the USA and France, ASSA ABLOY itself has become a major supplier of security doors. Another successful development in the USA is the design of up-market door fittings.




ABLOY

Industrial locks

Industrial locks have also been influenced by developments in electronics. These locks are marketed to manufacturers of products such as vending machines, parking meters, payphones and lockers. They are integrated into the end-product and often combined into a coin lock. The latest electronic options assist with time control, tracking and in-company security functions by recording the visits of personnel servicing the machines.

Global platforms

A recent development in ASSA ABLOY's product planning is international collaboration in designing new product platforms, which can then be adapted to local standards. A notable example is the CLIQ technology first launched in Scandinavia in 2001 and rolled out in other countries since. CLIQ is a cylinder-based masterkey system that combines mechanical and electronic security and is ideal for colleges, apartment blocks and industrial estates with a rapid turnover of keyholders because of the ease of canceling lost keys and issuing new keys.

Evolution is a modular lock case based on common components which can be set up to serve a number of different local market requirements.

SALES
BY PRODUCT GROUP, %



Mechanical locks, lock systems and accessories, 54%
Electromechanical and electronic locks, 24%
Security doors and fittings, 19%
Industrial locks, 3%

Environment, ethics and social responsibility

It has always been important that ASSA ABLOY follows the cornerstones of vision, ethics, courage and realism that were adopted when the Group was formed in 1994. These cornerstones provide a natural platform for ASSA ABLOY's activities in the areas of environmental issues, business ethics and social responsibility. Through common, committed actions, the Group's market positions and brands will be strengthened. At the same time ASSA ABLOY will do everything possible to avoid environmental harm and possible claims for damages.

ASSA ABLOY has identified and analyzed environmental risks and opportunities in the Group's whole value-chain. In contrast to many consumer goods, the greatest environmental impact in ASSA ABLOY's case comes from production operations. A steering group led by the Group CEO has been set up, and during 2003 there was established a new organization, following the same general structure as the Group, to ensure compliance with the guidelines.

OUR CORNERSTONES

VISION
- The true leading lock company
- Leading in size and thought

REALISM
- Know your numbers
- Seek the truth
- Don't be afraid of details
- Profit drives growth

ETHICS
- Believe in the individual
- Lead by example
- Confidence in competence

COURAGE
- Lead change


ASSA ABLOY
VISION
ETHICS
REALISM
COURAGE
PEOPLE MAKE THE DIFFERENCE

The external environment has priority

In its environmental work ASSA ABLOY focuses on its own production and its major suppliers. Today, products including chemicals are handled, energy is consumed and waste products are disposed of. All these operations should be carried out systematically and with great care for the environment, directed towards overall sustainability. Companies as widely spread as Guli in China, Phillips in Mexico and Vachette in France now hold ISO 14001 certification.

One current example is that ASSA ABLOY is seeking opportunities to introduce a new method for electroplating components that offers reduced consumption of both plating metals and water. Conserving energy and reducing water consumption are important, and moreover often yield a direct economic benefit.

ASSA ABLOY is also seeking to recycle the production waste that arises in various manufacturing processes. And organic solvents are currently widely used for degreasing metals, but ASSA ABLOY has begun to replace them with water-based products.

Again, chromium plating can use either hexavalent or trivalent chromium. The latter is less poisonous but gives a rather less fine finish which customers in some markets have previously been reluctant to accept. A project has been initiated to inform them about the environmental considerations, and in many places this has resulted in a greater use of the trivalent form.

Environmental factors and social responsibility will play an increasingly important role when evaluating suppliers. A questionnaire for ASSA ABLOY's suppliers has been prepared that covers both their environmental work and health and safety in the workplace. The purpose of these evaluations is to create a basis for discussions about improvements. The evaluations sometimes show that more detailed studies are required.

The extraction of various materials, especially metals, that are used in ASSA ABLOY's products has a significant impact on the external environment, and working conditions in these industries may be severe. Since the materials are often bought and sold via commodity exchanges, and since ASSA ABLOY is a relatively small purchaser, it is hard for the Group to discover which producer they are coming from and therefore hard to influence the conditions of production.

ASSA ABLOY has grown rapidly, and there still remains much for the Group as a whole to do in order to meet its ambitious targets.

Strict rules of business ethics

ASSA ABLOY operates with high standards of business ethics. For example, the Group does not tolerate any anti-competitive activities, the giving or taking of bribes, nor any other form of inducement. The Group makes no party-political donations of any kind and can therefore derive no commercial advantage from such contributions. But ASSA ABLOY Group companies do belong to local business organizations and thereby indirectly support business politics that favor free enterprise.

A socially aware outlook

ASSA ABLOY is setting up businesses in many parts of the world and strengthening its production resources in the third world and elsewhere. This produces many advantages for the countries concerned, but it is especially important that the Group acts responsibly in such countries. For instance, anyone employed by ASSA ABLOY or by any of the Group's suppliers must have reached the minimum age required by local laws. ASSA ABLOY's approach is that employees are free to organize themselves or have the option to join existing organizations. The Group will tolerate no form of forced labor, and it naturally respects human rights throughout the world.

Nor will ASSA ABLOY tolerate any form of discrimination or harassment. Discrimination may arise on grounds of ethnic origin, sexual orientation, gender, religion, political opinion, nationality or upbringing. Equal opportunities and diversity are important for the future development of ASSA ABLOY.

The Group also strives for safe and healthy workplaces. In addition, consumers' demands for good, safe products and trustworthy product information must be met.

Many of the guidelines used in ongoing development are based on each country's legal requirements and on relevant international Standards and guidelines including ISO 14001, the UN Global Compact, and the OECD Guidelines for multinational enterprises.

ASSA ABLOY also works locally towards strong social involvement, with support for local projects.

ASSA ABLOY's Environmental Policy

Global Environmental Policy

At ASSA ABLOY we are committed to true leadership.

Our Environmental Policy

- We meet or exceed legal requirements
- We continuously develop strategies to reduce consumption of resources, prevent pollution and improve the overall environmental impact caused by our operations and our products at every stage of the value-chain
- We continuously seek ways to improve our work environment by reducing risks that can cause accidents or pollution
- We require management personnel to be responsible for implementing and upholding this policy in their business units and groups through awareness, training, measurement and reporting
- We encourage and foster openness and communication of our policy to our stakeholders
- We apply our policy in all business transactions and expect our employees, partners and suppliers to apply them as well
- We will strive to implement certifiable environmental management systems at all local production units.

Our environmental policy and procedures are based on each country's legal requirements and on relevant international Standards and guidelines including ISO 14001, the UN Global Compact, and the OECD Guidelines for multinational enterprises.



Identification When the amount of important information stored in an organization increases, the problem of controlling access to buildings and records increases in step with it. The use of an electronic access control system with contactless smart cards that can receive, store and transmit information can assure high security, functionality and flexibility all at once. Biometry can add a further level of security to a smart card by allowing the cardholder's identity to be verified from such features as fingerprints or the iris of the eye.



Security, safety and convenience

Reorganization creates a platform to exploit economic recovery



EMEA



Hans Johansson

"Selling locks is not enough in today's highly competitive environment. As the leader in our industry we must identify the needs of different groups of customers and then align our product solutions to fit them."

ASSA ABLOY's new EMEA division embraces the Group's companies in Europe, the Middle East and Africa. The division is the largest in the Group, accounting for 41 percent of total sales. In the region the Group has 35 production units, 30 sales companies and 12,500 employees.

The region has experienced flat sales growth in 2003 primarily due to the slow economic climate and disadvantageous foreign exchange rates. Over a 12-month period the US dollar depreciated by 20 percent against the Euro. Later in the year the economic climate slowly improved. As signs of a slow economic recovery now begin to appear on the horizon, ASSA ABLOY is positioned to make the most of the opportunities it provides. As the world's leading lock Group, ASSA ABLOY offers a broad product range, multiple service offerings and technological advances that no other company can match.

The two largest European operations, Scandinavia and France, have managed to keep volumes and margins stable under difficult market conditions. In the Netherlands, Lips, which sells lock products to both the commercial and residential markets, has developed positively. EMEA's two main German companies, IKON and effeff, have also experienced an upturn in sales after slow performance during the first half of the year.

The UK companies are beginning to benefit from relocating some production to eastern Europe and China as well as from the launch of new products developed in collaboration with other Group companies. The Italian business has been underperforming and during the year there has been some reduction of exports and consolidation of production. A positive trend is seen in Spain, especially in the project specification market.

In eastern Europe a strong demand for ASSA ABLOY products is emerging as living standards rise and people feel a need for improved security. In Russia both the consumer market and commercial construction are booming. The Group's presence is increasing, especially in retail sales and high-end hotel and identification products. A new office in Moscow was set up in April 2003 to coordinate operations and launch growth initiatives targeted at all sectors of the market.

In May 2003 the EMEA region established an office in Dubai, with the objective of taking full advantage of the increased economic and construction activity in the dynamic Middle Eastern region. This will be achieved by developing business through sales and marketing activities, improvement of the distribution network and education. The office will also coordinate the Group's many brands into complete packages for different market segments.

Mul-T-Lock in Israel has a steady demand for its products, particularly in the UK, Germany and the Americas.

In South Africa, the volatile currency has had a negative impact on sales even though ASSA ABLOY South Africa



The Yale brand is one of the oldest international brands in the world and one of the best-known names in the locking industry. Yale protects millions of homes and businesses worldwide. In EMEA alone, Yale-branded products with an estimated value of EUR 60 M were sold in 2003.

maintained its leading position on the domestic market in 2003 and is now using that experience as a blueprint for operations elsewhere in Africa. New sales offices in East Africa, Nigeria and Angola have been added to the five existing offices in southern Africa.

Current standing

The main markets are France, Germany and the UK. During the year the strongest markets have been Finland, Germany, Benelux and parts of eastern Europe.

The focus during 2003 has been to streamline the organization's efficiency with respect to manufacturing, marketing, sales and distribution. The market was divided geographically into 11 market divisions. Each division has identified existing and future business opportunities and assigned specific strategic objectives.

ASSA ABLOY believes that much more than selling locks is needed to succeed effectively in today's highly com-

EMEA, Key figures

Income statement	2003 SEK M	2002 SEK M	2003 EUR M	2002 EUR M
Sales, external	9,858	10,168	1,081	1,112
Sales, internal	318	364	35	40
Sales	**10,176**	**10,532**	**1,116**	**1,152**
Organic growth	*–1%*	*1%*	*–1%*	*1%*
Operating income before goodwill amortization (EBITA)[1]	**1,359**	**1,417**	**149**	**155**
Operating margin before goodwill amortization (EBITA)[1]	*13.4%*	*13.4%*	*13.4%*	*13.4%*
Goodwill amortization	–338	–343	–37	–38
Operating income (EBIT)[1]	**1,021**	**1,074**	**112**	**117**
Operating margin (EBIT)[1]	*10.1%*	*10.1%*	*10.1%*	*10.1%*
Capital employed				
Capital employed	8,519	10,064	939	1,099
– of which goodwill	4,728	5,056	521	552
Return on capital employed[1]	*10.6%*	*10.2%*	*10.6%*	*10.2%*
Return on capital employed before goodwill[1]	*29.0%*	*27.0%*	*29.0%*	*27.0%*
Cash flow				
Operating income before goodwill amortization (EBITA)[1]	1,359	1,417	149	155
Depreciation	505	514	55	56
Net capital expenditure	–357	–437	–39	–48
Change in working capital[1]	66	247	7	27
Cash flow[1]	**1,573**	**1,741**	**172**	**190**
Average number of employees	12,481	12,972	12,481	12,972

[1] Excluding non-recurring items

SALES / EBITA


EUR M
EUR M
400
300
200
100
0
60
45
30
15
0
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
2002
2003
Sales, EUR M
EBITA, EUR M

CAPITAL EMPLOYED / RETURN ON CAPITAL EMPLOYED


EUR M
%
1,400
1,200
1,000
800
600
400
200
0
35
30
25
20
15
10
5
0
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
2002
2003
Capital employed, EUR M
Return on capital employed, %
Return on capital employed before goodwill, %

EBITA / CASH FLOW


EUR M
70
60
50
40
30
20
10
0
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
2002
2003
EBITA, EUR M
Cash flow, EUR M

petitive environment. As the leader in the industry ASSA ABLOY must identify the needs of many disparate groups of customers and then align its product solutions to fit them.

The near future

The economic outlook for the EMEA region is showing signs of a gradual improvement. There is unlikely to be any dramatic rise in sales or shifts in market share in the near future. However, the market continues to show rising demand for higher levels of security.

In response to this demand, locking solutions are becoming increasingly sophisticated. The ongoing roll-out of ASSA ABLOY's patented CLIQ lock technology is evidence for that. This new generation of smart, programmable cylinders and battery-powered keys has been very well received in Scandinavia, Germany, France and Finland and will be available on most of EMEA's markets in 2004.

Electromechanical locks offer the customers a whole new level of security, convenience and flexibility. Nowhere is this trend more apparent than in airport and transportation security, where there are numerous opportunities to combine electromechanical blocking mechanisms with electronic identification.

Similar considerations affect ASSA ABLOY's largest single market sector, commercial construction. New construction has been limited in many parts of the region over the past few years but opportunities are reviving as industry restructures and downsizes to compete more effectively. The growing number of high-technology firms with valuable intellectual property to protect demands highly secure and flexible electromechanical locking solutions. These solutions could also incorporate strict access control combined with safe, fast emergency exit.

In the residential market widespread housing shortages in many countries have increased demands for new construction. As living standards rise, there will also be a growing demand for affordable higher-security locking solutions to upgrade existing properties.

Towards the end of the year EMEA started to implement the Group's two-year action program, 'Leverage and Growth'. The main objective is to return to a level where ASSA ABLOY can create sustainable growth by using its resources more efficiently. This objective will be achieved by more cross-selling and improved channel management. ASSA ABLOY will also achieve savings through a combination of production efficiency, personnel reductions, lower inventory and improved selling procedures. On the supply side EMEA is taking advantage of its strong market presence to streamline the number of suppliers and then to leverage the best prices possible. The division will also improve the profitability of any low-performing Group companies, or else close them down.

EMEA – SALES BY PRODUCT GROUP


Mechanical locks, lock systems and accessories, 71%
Electromechanical and electronic locks, 13%
Security doors and fittings, 10%
Industrial locks, 6%


VACHETTE

Vachette's innovative RADIAL locking system has a unique combination of a highly original key profile and several rows of multi-directional pins arranged radially across the lock cylinder. The mobile element that forms part of the key has enabled Vachette to patent the system, thereby making key-duplication outside its own factories illegal.

The longer term

Looking forward, EMEA will be developing new multiple platforms from which to launch product lines and design concepts tailored to appeal to specific regional differences. No two regions have exactly the same product preferences. It is ASSA ABLOY's mission to identify the differences and ensure that the Group has products and designs in every market that enjoy popular acceptance.

EMEA will continue to sell to effectively the same customer base, but with a product portfolio constantly adapting to its needs. Growth will come increasingly from more advanced, high-security locking solutions designed for the commercial, institutional and industrial sectors, including transportation and communications. Electromechanical and electronic technologies will become even more important. More energy will be devoted to educating the market about their advantages and providing support to distributors, specifiers, architects and builders. Other significant product areas will include panic exit devices; mechanical masterkey systems for controlling access to offices and institutions; and designer door hardware such as handles, lock cases and hinges.

Geographically, the Middle East and parts of eastern Europe including Russia have the potential to offer particularly good growth opportunities over the next few years.

KEY PRIORITIES

Near future
- Increase productivity through reduction in personnel and consolidation of production
- Reduce the number of suppliers
- Turn-around low performers

Long term
- Common product platforms, e.g. Evolution lock case
- Increase penetration of electromechanical products
- Provide complete offerings on all markets



Eastern Europe has the potential to offer particularly good growth opportunities over the next few years.

Americas holds its position in a challenging climate

AMERICAS



Thanasis Molokotos



"We have well thought out strategies. It is the localization and adaptation of those strategies that allow us to be flexible to market demands. This is our culture of continuous improvement at work. It makes us better partners to our customers and distribution channels."

ASSA ABLOY's Americas division comprises all markets in North, Central and South America. The Americas division is the ASSA ABLOY Group's second-largest, accounting for 35 percent of total sales. The division operates 24 production units and 12 sales companies and has 10,100 employees. The division has been affected by the weak economic climate in 2003. There has been a persistent softness in the division's most important market segment – new construction in the continental United States. Despite this, the division as a whole has succeeded in generating strong cash flow and maintaining cost control while retaining its culture of continuous improvement in all aspects of its businesses.

The region is still coming to terms with the new economic realities two years after 9/11. Thanks to ASSA ABLOY's global resources, product diversity and operational excellence, the Americas division has managed well during the recession. It has been more important than ever to utilize the division's synergies to the fullest with respect to the coordination of capital expenditure, cost control, improved manufacturing efficiency, distribution and sales.

Some 90 percent of sales in the Americas division come from the non-residential sector, more specifically commercial and institutional construction. In the USA new commercial construction – office buildings and industrial premises – has been hit hardest by the downturn of the past two years, but institutional new-construction showed slight recovery in the second half of 2003. The Door Group has been impacted the hardest, although sales volume began to recover late in the year. The Architectural Hardware Group has remained relatively constant.

Assisted by continuing efforts to educate the market on the benefits of key control and higher-security locking solutions, most of the region's companies have shown sales growth in electromechanical and high-security products. The Residential Group has shown strong growth coupled with increased profitability. Emtek continues its success in marketing its premium residential products.

New products and technical innovation remain important drivers of growth. Emtek has had success with new products launched this year. Additionally, strategic partnerships have enabled the Group to develop innovative life-safety solutions for the marketplace. One such innovation is SARGuide by Sargent. SARGuide integrates electroluminescent technology into an exit device to illuminate the touchpad with the word EXIT. This highly visible exit indicator informs people of the exit location in the event of a fire or power failure. Other ASSA ABLOY companies too are now developing proprietary life-safety products incorporating this technology.



In 2003 Medeco launched the most powerful patented key system in its history, Medeco3. Medeco3 includes 13 billion potential combinations and three separate means of locking while retaining full dimensional compatibility with all North American lockset types.

A strong market has been the basis for ASSA ABLOY's continued growth in Canada. Success in gaining market share has also come through greater coordination and cooperation among the main units and joint efforts in the high-security sector for new construction.

The Mexican economic market has been rather unsteady, with the mid-term election creating uncertainty. Some new market initiatives are expected to come to fruition during the coming year. ASSA ABLOY has been successful in developing official Security Standards for a number of its products. Outsourcing of some US product lines to some of the Mexican companies is now complete. Additional opportunities for competitive sourcing are also being sought.

The turbulent situation in Brazil and the revaluation of the local currency have been challenging for La Fonte. Marketing programs have emphasized the strength of the company as a complete provider of locking solutions for all

Americas, Key figures

Income statement	2003 SEK M	2002 SEK M	2003 USD M	2002 USD M
Sales, external	8,625	10,545	1,069	1,086
Sales, internal	32	88	4	9
Sales	**8,657**	**10,633**	**1,073**	**1,095**
Organic growth	*–2%*	*2%*	*–2%*	*2%*
Operating income before goodwill amortization (EBITA)[1]	**1,428**	**1,728**	**176**	**178**
Operating margin before goodwill amortization (EBITA)[1]	*16.5%*	*16.3%*	*16.5%*	*16.3%*
Goodwill amortization	–331	–375	–41	–39
Operating income (EBIT)[1]	**1,097**	**1,353**	**135**	**139**
Operating margin (EBIT)[1]	*12.6%*	*12.8%*	*12.6%*	*12.8%*
Capital employed				
Capital employed	7,528	9,711	1,046	1,109
– of which goodwill	5,010	5,930	696	677
Return on capital employed[1]	*12.4%*	*12.2%*	*12.4%*	*12.2%*
Return on capital employed before goodwill[1]	*43.8%*	*39.2%*	*43.8%*	*39.2%*
Cash flow				
Operating income before goodwill amortization (EBITA)[1]	1,428	1,728	176	178
Depreciation	250	312	31	32
Net capital expenditure	–212	–281	–26	–29
Change in working capital[1]	61	96	8	10
Cash flow[1]	**1,527**	**1,855**	**189**	**191**
Average number of employees	10,091	10,363	10,091	10,363

[1] Excluding non-recurring items

SALES / EBITA


USD M
USD M
300
250
200
150
100
50
0
60
50
40
30
20
10
0
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
2002
2003
Sales, USD M
EBITA, USD M

CAPITAL EMPLOYED / RETURN ON CAPITAL EMPLOYED


USD M
%
1,250
1,000
750
500
250
0
50
40
30
20
10
0
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
2002
2003
Capital employed, USD M
Return on capital employed, %
Return on capital employed before goodwill, %

EBITA / CASH FLOW


USD M
60
50
40
30
20
10
0
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
2002
2003
EBITA, USD M
Cash flow, USD M

types of building. One such example is the Door by Door Solution program featuring a high-quality showroom with various door security solutions. In addition, as a result of Group sharing of best practices, a new profit-center structure has streamlined production, significantly increasing efficiency. Further savings have come from an improved overhead structure.

In Chile, Poli has built on its market-leading position through its franchise-like PuntOkey program, selling through dedicated dealer outlets located in high-traffic areas such as shopping malls and subway stations.

Current standing

Prospects for organic growth in the near term will remain limited until a sustainable upturn in the US economy becomes a reality. A program to expand electromechanical product offerings has been underway, with the majority of them scheduled to launch in 2004.

The realignment of the American units that took place in 2001 has had very positive effects in helping the Group through the recession. Operational efficiency has improved throughout the regional organization. On the product development side, there has been a campaign to raise innovation levels, shorten time-to-market cycles, maximize resource utilization and minimize production costs. 'Local ownership' initiatives have improved accountability and maintained high enthusiasm.

Concentrated efforts directed at end-users such as schools, colleges, hospitals and larger companies have created additional demand not only for individual products but for more complete solutions. For example, HES, Securitron, Sargent and SALock, an outside business partner, have cooperated to develop a business solution targeted at the package delivery industry. It allows recipients of deliveries to access and retrieve their package at a time convenient for them through the assignment of a unique pin code. Additionally, increased specification activity, further supported by the distribution base, has secured a rising number of projects.

The near future

A strong brand is particularly important in tough economic times. ASSA ABLOY has more than 25 actively sold brands in the Americas division which stand for quality and reliability among professional locksmiths, architects and the construction trade alike. Medeco, Yale, Sargent, Corbin Russwin, Norton, Ceco and Curries, to name a few, are well known brands in the industry. As part of the Group's new two-year action program, the roles of these individual brands are being developed in specific channels.

On the supply side the Americas division has managed to consolidate the number of suppliers by working through two regional purchasing councils. By being more selective with suppliers, the division is able to create a true partnership whereby a mutual business commitment yields increased materials quality, services and timely delivery. More and more sourcing agreements are being reached with sister companies within the worldwide ASSA ABLOY

AMERICAS – SALES BY PRODUCT GROUP


Mechanical locks, lock systems and accessories, 56%
Electromechanical and electronic locks, 6%
Security doors and fittings, 36%
Industrial locks, 2%



After some 150 years of existence, the Corbin Russwin, Sargent and Yale brands are widely recognized and accepted in the North American marketplace. Each of these driver brands has its own proprietary installed base. Between them, they can always offer their customers more than one alternative in terms of complete door-security solutions.

Group. Thus Yale now relies on supplies from TESA in Mexico and Guli in China for its residential range of products.

To maximize use of Group resources and products wherever possible, the Americas division has also put in place a number of cross-selling, joint manufacturing and R&D agreements.

Increased focus on channel management has proved successful. ASSA ABLOY offers distributors effective purchasing tools in the form of software packages, as well as direct order platforms via the Internet which facilitate the order process and serve to build client loyalty.

The longer term

In the long term, the Americas division will continue to focus on brand positioning and aligning its marketing strategy to meet the evolving market needs. It will continue to take advantage of Group synergies for product development, manufacturing and sales. Important steps are the new consolidated World Class lock manufacturing facility in Mexico, the consolidation of frame and door manufacturing and of door-closer manufacturing in the USA, and the outsourcing to Mexico of selected products. In some operational groups, the number of R&D initiatives will be scaled back in order to make better use of joint resources.

Several new-product initiatives are underway, particularly in high-security and electromechanical locks for the construction sector. ASSA ABLOY has launched new training initiatives to improve the know-how of the Group's primary distributors, and has set up a new sales force to concentrate on the growing college and university market.

Mexico is a country with strong underlying growth potential from the standpoint of both sales and manufacturing. ASSA ABLOY also anticipates that the large Brazilian market will move forward once political stability is regained. The consolidation of all its Latin American (and indeed all its American) interests within a single market division can only help ASSA ABLOY to exploit synergies and leverage the Group's inherent strength.

KEY PRIORITIES

Near future
- Turn-around low performers
- Focus on excellence in sales and marketing initiatives
- Maintain a holistic view of operational excellence

Long term
- Provide solutions responsive to the increased security needs after 9/11
- Educate the marketplace on the importance of high security and life-safety solutions
- Increase market presence of electromechanical products



Mexico is a country with strong underlying growth potential from the standpoint of both sales and manufacturing.

South Pacific success provides a launch pad for Asian growth

ASIA PACIFIC



Geoff Norcott



"Our top priority is to develop the distribution and sales-force presence on key Asian markets."

ASSA ABLOY's Asia Pacific division is a vast geographical area with great cultural and economic diversity. The division currently accounts for 7 percent of ASSA ABLOY's total sales. It operates four production units and five sales companies and has some 3,500 employees. The new division brings together the Group's companies in Australia and New Zealand as well as China's largest lock manufacturer, Guli, and a chain of sales offices in South East Asia. But the region also encompasses India, Japan and Korea, which gives it great potential for growth as the economies of Asia reawaken after years of recession. ASSA ABLOY forecasts strong sales growth in the region over the coming years.

In the South Pacific area, both Australia and New Zealand have been spared the economic downturn that has affected much of the rest of the world. The total increase in construction activities – new build and renovation – has been 6–7 percent annually and is forecast to climb into double digits in some segments.

In 2003 all ASSA ABLOY companies in Australia and New Zealand have achieved ongoing growth. Lockwood in Australia continues to enjoy a leading market position in both commercial and residential sectors, while Interlock is the leading residential supplier in New Zealand. Interlock also has a substantial export business selling to Original Equipment Manufacturer markets in America and elsewhere and has succeeded in winning new orders despite the weak US economy.

Until now most residential sales have gone to renovation, but efforts are underway to increase sales to the first-fit market. Some 130,000 new homes are built in Australia each year, but at present Lockwood has only a limited share of sales to this segment, generated primarily through OEM sales to door and window manufacturers. Interlock has a comparable position in New Zealand.

To better exploit the residential segment, Lockwood launched a new concept, the Traka-key system, during the year. This is based on a single trackable registered key. During construction the builder can use the single key to open any door in the house. Since the key is tracked, the builder can control its use by subcontractors in order to prevent pilferage. Then, once the house is ready, the new home owner receives a key from Lockwood which overrides the builder's key. The Traka-key system is cost-effective and highly secure and is only available if the entire house is equipped with locks from Lockwood. It is already helping to increase the company's sales penetration in this market and has won the support and approval of insurance companies and home building associations.

In the region's Asian markets the elimination of unprofitable products at the beginning of the year had a beneficial effect on margins, and the launch of new products produced some growth in the first quarter. However, the region continued to suffer from weak economic activity. This slump has been primarily felt in Hong Kong and Singapore where new construction was formerly booming.



Lockwood in Australia has in recent years shifted focus to higher-security products and has successfully taken *advantage of the Group's strength and expertise in this area. One example is* the Twin keying system based on technology developed by Assa in Sweden.

As a consequence, sales there have been rather slow, although those in Thailand and Malaysia have been satisfactory in the light of market conditions.

Expansion hopes for China have not yet been realized, although Guli has retained its position as the country's leading lock maker. The Chinese market is both fragmented and fast moving. Most lock makers rely more on design than higher security and this represents both a challenge and opportunity for ASSA ABLOY as the market develops in sophistication. High-profile events such as the Beijing Olympics in 2008 provide potential platforms to expose the Group's philosophies and technology.

At the end of 2003 the Guli manufacturing plant in Guangdong province geared up significantly to take on production of commodity items for other Group companies, such as mechanical locks for the UK and door closers for the Group as a whole. Within the Asia Pacific region, steps have been underway for some time to move an

Asia Pacific, Key figures

Income statement	2003 SEK M	2002 SEK M	2003 AUD M	2002 AUD M
Sales, external	1,506	1,490	288	283
Sales, internal	109	123	21	24
Sales	**1,615**	**1,613**	**309**	**307**
Organic growth	*5%*	*6%*	*5%*	*6%*
Operating income before goodwill amortization (EBITA)[1]	**240**	**205**	**46**	**39**
Operating margin before goodwill amortization (EBITA)[1]	*14.9%*	*12.8%*	*14.9%*	*12.8%*
Goodwill amortization	–52	–53	–10	–10
Operating income (EBIT)[1]	**188**	**152**	**36**	**29**
Operating margin (EBIT)[1]	*11.8%*	*9.5%*	*11.8%*	*9.5%*
Capital employed				
Capital employed	1,513	1,585	280	320
– of which goodwill	839	848	155	171
Return on capital employed[1]	*11.8%*	*5.7%*	*11.8%*	*5.7%*
Return on capital employed before goodwill[1]	*32.3%*	*17.3%*	*32.3%*	*17.3%*
Cash flow				
Operating income before goodwill amortization (EBITA)[1]	240	205	46	39
Depreciation	56	58	11	11
Net capital expenditure	–53	–74	–10	–14
Change in working capital[1]	–28	37	–5	7
Cash flow[1]	**215**	**226**	**42**	**43**
Average number of employees	3,507	3,696	3,507	3,696

[1] Excluding non-recurring items


SALES / EBITA
AUD M
AUD M
100
75
50
25
0
20
15
10
5
0
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
2002
2003
Sales, AUD M
EBITA, AUD M


CAPITAL EMPLOYED / RETURN ON CAPITAL EMPLOYED
AUD M
%
500
400
300
200
100
0
50
40
30
20
10
0
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
2002
2003
Capital employed, AUD M
Return on capital employed, %
Return on capital employed before goodwill, %


EBITA / CASH FLOW
AUD M
20
15
10
5
0
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
2002
2003
EBITA, AUD M
Cash flow, AUD M

increasing share of production from Australia and New Zealand to lower-cost countries including China. ASSA ABLOY is beginning to consider these low-cost manufacturing locations as a part of the Group's forward product strategy rather than purely as places to make mature products.

In the Asia Pacific region new-product programs play a particularly key role in driving business and winning market share. Every three years, every product in the extensive portfolio is updated. This differs from many other areas, which rely heavily on sales of well established products.

Throughout the region costs are being cut back through restructuring the operations of companies and by refining administration functions. This has made it possible to increase sales by some ten percent without having to increase the number of employees.

Current standing

The main markets for the Asia Pacific division are Australia, New Zealand and China. The leading positions of Lockwood in Australia and Interlock in New Zealand give them good leverage with component suppliers as regards prices and delivery. This puts them in the position of being able both to influence the quality of locking solutions offered to the market, and to push for better lock Standards. Some of the smaller, more specialized Group companies such as Abloy and Trimec in Australia and Lockwood Arrow in New Zealand perform an important role as suppliers of electromechanical and other higher-end niche products. They are currently growing at about 20 percent annually.

The most promising opportunities for future growth in terms of sales volumes and market share are in Asia, where the market is fast growing. ASSA ABLOY is looking for a number of select acquisitions in the region. These will be made in the next two to three years to give the company a better distribution base through which to move new and existing products.

The rapid pace of social and economic change in Asia is increasing the need for the types of security products, solutions and services that the Group can provide. Shanghai, for example, has attracted a new wave of foreign investment. Many western companies are establishing businesses there, and there are many other cities like it. A top priority for ASSA ABLOY is to develop its distribution and salesforce presence on key Asian markets. Once this is done, the potential for growth in the Asia Pacific region is strong.

In the fast-developing market for electromechanical locks, the ASSA ABLOY Group, including its Global Technologies division, is by far the leading player in the South Pacific area, selling electromechanical products through half a dozen distributors. Trimec sells a large portion of the electric strikes sold in Australia. The region's objective is to establish a strong position in Asia by coordinating the electromechanical products with core products manufactured locally.

ASIA PACIFIC – SALES BY PRODUCT GROUP


Mechanical locks, lock systems and accessories, 56%
Electromechanical and electronic locks, 6%
Security doors and fittings, 36%
Industrial locks, 2%



Guli Security Products Limited is the largest and most advanced manufacturer of high-quality locking products in China.

The near future

Branding on the Australian market is hardly an issue because Lockwood is by far the leading brand with a strong market share and approximately 65 percent unaided brand recall. But in Asia there are many brands competing for market share. ASSA ABLOY is currently evaluating the true strengths of the Group's different brands in Asia. The objective of the branding strategy will be to create a group of six or seven major brands, as compared to 20 or 30 today. This brand policy will be initiated in 2004.

Once the new brand platforms have been established, attention will focus on boosting local presence in Asia. Where appropriate, this will be achieved by acquiring either a manufacturing company or a base for distribution.

The longer term

The policy of constant product renewal requires a high pace of innovation that can only be sustained by drawing on the technology of other Group companies.

Intra Group Trade within ASSA ABLOY is growing all the time. The South Pacific companies sell many other Group products, and the Guli plant already supplies lever mortise locks as well as rim locks to the UK and light-duty door closers to Australia, New Zealand and elsewhere. The region is now studying what new product lines – for example, secondary-security items such as door bolts and other less advanced products – can be manufactured at Guli in China. The aim is to create a new package of products that can be used across the entire Group.

Further growth in Asia will primarily come through strategic acquisitions which will provide manufacturing and distribution channels.

ASSA ABLOY Asia Pacific aims to sustain 5–10 percent organic growth annually. The methodology is to utilize the skills of the Group's mature companies in the South Pacific to support its ambitious growth objectives in Asia.

KEY PRIORITIES

Near future
- Increase Asian presence
- Develop the Chinese market
- New brand platforms
- Increased cross-selling

Long term
- Build leading position in Asia
- Profitable growth
- Increase outsourcing to Asia based on cost leadership
- Build new product platforms



One of the key priorities in the near future is to develop the Chinese market.

Growing demand for electromechanical products

GLOBAL TECHNOLOGIES



Joseph J. Grillo

"Electromechanical products offer tremendous advantages to the customer in terms of security, convenience and flexibility. To reach their maximum potential market penetration these products require a dedicated sales and service support and quick responses to customer feedback."



The Global Technologies division accounts for 17 percent of ASSA ABLOY's total sales. The division operates ten production units and 41 sales companies and has 2,600 employees. Global Technologies is the Group's worldwide organization dedicated to high-technology products and services. The division comprises three sectors:

- The Identification Technology Group, consisting of highly recognized brands within the electronic access control industry, such as HID, Indala and ACG
- Door Automatics, consisting of Besam, the world-leading supplier of automatic door solutions
- ASSA ABLOY Hospitality, which includes two leading-brand companies serving the hotel and cruise ship sector: VingCard and Elsafe

Following the reorganization, ASSA ABLOY has begun to realize synergies that the three sectors can offer to each other, and to the Group's geographical regions, from a product development and sales perspective as well as in production and distribution.

Performance for the Identification Technology Group (ITG) in 2003 was promising. Sales were good in North America, which accounts for 70 percent of ITG's total sales, and in Europe. In Europe, ITG launched an expansion strategy for increased production, sales and distribution capacity followed by the introduction of a number of new products. During the year ITG made four strategic acquisitions in Europe to broaden its production and sales base.

In Door Automatics, Besam showed good profit improvement in Europe in 2003. In North America, however, Besam suffered from a temporary downturn in sales due in part to a number of structural problems. The company is actively developing the profitable service side of the business. In addition, Besam expects to realize substantial savings in production costs after co-locating its US manufacturing base at Yale's manufacturing facility in Charlotte, North Carolina. This move was completed in 2003.

ASSA ABLOY Hospitality's sales continue to be impacted by poor occupancy rates in the hotel business worldwide and by high overhead costs resulting from excess production capacity. These costs, combined with negative currency exposure at both the point of production in Europe and the point of sale in North America, its biggest single market, continue to weigh on margins.

Despite relatively stagnant sales for the Hospitality sector, the Global Technologies division as a whole is doing

Besam sells and services a comprehensive range of automatic door systems which include swing doors, sliding doors and revolving doors primarily for the retail, healthcare and transport sectors. Besam's door systems are sold together with a comprehensive maintenance and service package designed to ensure long reliable operation and to prevent unexpected downtime.



well, with good profit margins for both Identification Technology and Door Automatics.

Current standing

The Identification Technology Group is currently the fastest-growing business in the Global Technologies segment, reporting increased sales and profits on all markets. Its established members are three US manufacturing companies – HID, Indala and Card Technologies and Services (CTS) – a US-based Research & Development Center, and four sales and distribution companies in the USA, Europe, Asia and Latin America.

During 2003, ITG acquired four additional companies in Europe: Interlock, Metget, Sokymat and ACG. All specialize in the field of Radio Frequency Identification (RFID) technology already used by HID and Indala. RFID is a method of contactless electronic identification using short-range radio links between cards and readers. Its primary

Global Technologies, Key figures

Income statement	2003 SEK M	2002 SEK M
Sales, external	4,093	3,194
Sales, internal	84	91
Sales	**4,177**	**3,285**
Organic growth	*6%*	*0%*
Operating income before goodwill amortization (EBITA)[1]	**542**	**450**
Operating margin before goodwill amortization (EBITA)[1]	*13.0%*	*13.7%*
Goodwill amortization	–238	–186
Operating income (EBIT)[1]	**304**	**264**
Operating margin (EBIT)[1]	*7.3%*	*8.0%*
Capital employed		
Capital employed	5,288	5,519
– of which goodwill	4,189	4,380
Return on capital employed[1]	*5.6%*	*6.1%*
Return on capital employed before goodwill[1]	*46.5%*	*45.0%*
Cash flow		
Operating income before goodwill amortization (EBITA)[1]	542	450
Depreciation	81	63
Net capital expenditure	–64	–49
Change in working capital[1]	–10	76
Cash flow[1]	**549**	**540**
Average number of employees	2,574	1,676

1 Excluding non-recurring items

SALES / EBITA


SEK M
SEK M
1,200
1,000
800
600
400
200
0
180
150
120
90
60
30
0
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
2002
2003
Sales, SEK M
EBITA, SEK M

CAPITAL EMPLOYED / RETURN ON CAPITAL EMPLOYED


SEK M
%
8,000
6,000
4,000
2,000
0
80
60
40
20
0
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
2002
2003
Capital employed, SEK M
Return on capital employed, %
Return on capital employed before goodwill, %

EBITA / CASH FLOW


SEK M
200
150
100
50
0
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
2002
2003
EBITA, SEK M
Cash flow, SEK M

use is in controlling access to commercial, institutional, educational and residential premises. The technology is advancing rapidly through the use of higher frequencies and smarter cards with higher data-storage capacity, more sophisticated encryption techniques and new methods of authenticating cardholders.

Thanks to increasing cooperation with ASSA ABLOY companies throughout the Group, Besam's performance for Door Automatics in Europe and the Asia Pacific region is progressing well, particularly in Sweden, Finland, Germany and Australia. In the North American market, the synergies resulting from the relocation of the company's US manufacturing to Yale's main site are expected to improve performance and will be assisted by the expansion of the servicing side.

The Hospitality market shows signs of a more stable market development after the long period of decline following 11 September 2001. ASSA ABLOY Hospitality is beginning to see improvements both from marketing initiatives and from cost and sales synergies derived from closer co-operation with ITG and other Group companies. This will be particularly important in combating rising competition in the large North American market.

As one significant move, ASSA ABLOY Hospitality is expanding its profitable business in customer-services contracts. This has already been successful in the United Kingdom and there is good potential for growth throughout the world as locking solutions for the hospitality industry become increasingly sophisticated and technically complex.

The near future

To ensure continued growth and healthy profit margins, the ASSA ABLOY Group has entered into a phase where fully leveraging Group strength is a priority. This work has already started within Global Technologies with new initiatives such as moving or consolidating production and improving supply management systems at the various companies.

To make the most of ASSA ABLOY's know-how and to maximize cost synergies wherever possible, the Group will be making far greater use of joint platforms for sales, key account management, administration and training. ASSA ABLOY has already begun to streamline the supply chain by reducing the number of individual suppliers in the marketplace so as to negotiate and receive more advantageous pricing agreements with the suppliers when purchasing electronic components and other materials.

One of the great assets of a global company like ASSA ABLOY is its strong mix of local, regional and global brands. The Group is currently analyzing the increasingly important issues of joint and multiple branding. ASSA ABLOY Hospitality has been rolled out as a general sales organization for the different underlying brand names. For Door Automatics, Besam, by virtue of its worldwide presence on the market, is a global brand which enjoys high recognition. In the case of Identification, ITG will continue to use a multiple branding approach to address its different customer categories. As the Group increases its focus on vertical market segmentation using joint branding profiles, it is also looking into ways of using the ASSA ABLOY name more widely.

GLOBAL TECHNOLOGIES – SALES BY PRODUCT GROUP


Mechanical locks, lock systems and accessories, 3%
Electromechanical and electronic locks, 97%



HID's iClass technology represents a major investment in a true multi-application smart card. With its higher data storage capacity, faster data transfer and greater security based on encryption of data, the card can, for example, be used to control access by opening doors, to pay for meals in cafeterias and to log on and off a computer network. For added security, iClass cards can carry the holder's biometric template.

The longer term

The Global Technologies business is characterized by forward-looking locking solutions. The future success of the Global Technologies companies will depend on their ability to compete aggressively by offering exciting new products that will exceed the customer's expectations.

In the Identification sector this means smarter smart cards that offer higher security and a wider range of applications. One area of access control that is on the threshold of expansion is the demand for cards for biometric applications that can store fingerprint and iris authentication data. In the Hospitality sector future growth will depend on making the most of the huge installed base by offering seamless functionality that integrates keys and smart cards. For Door Automatics, higher-margin services offer the best return on invested capital but must be combined with a product range that remains at the forefront of technology.

In general there is a bright future for electromechanical locks, which are rolling out on markets throughout the world. These new locks offer great advantages to the customer in terms of security, convenience and flexibility.

During 2003 Global Technologies was underperforming the rest of the Group with a return on capital employed at 6 percent. ASSA ABLOY will increase sales and profit margins by expanding the profitable service businesses and by selective acquisitions of companies that will give ASSA ABLOY access to new products, new markets and greater scope for future growth.

KEY PRIORITIES

Near future

- Capture synergies within the division
- Reestablish Besam USA
- Improve cost level in ASSA ABLOY Hospitality
- Development of acquired companies within ITG Europe

Long term

- Create combinations of products to penetrate installed base
- Increase end-customer value through product solution offerings
- Further leverage on Group synergies



One area of access control that is on the threshold of expansion is the demand for cards for biometric applications that can store fingerprint and iris authentication data.



Hotels The greatest advantage for hotels in using electronic locks is the total key control they provide, which eliminates problems with lost or copied keys. The latest generation of electronic hotel locks makes it possible to give every new guest an individual key code.

The system can also keep a log of all users who make authorized entries to hotel rooms, for example for cleaning or maintenance. Furthermore, guests can use their room entry cards for transactions in the hotel's restaurants, shops and casino.


Security, safety and convenience

Report of the Board of Directors for 2003

The Annual Report of ASSA ABLOY AB (publ.), Corporate Organization number 556059-3575, contains the Group's accounts for the financial year 1 January – 31 December 2003.

Important events

New President and CEO

Bo Dankis was appointed as the new President and CEO of ASSA ABLOY in March 2003.

New organization

During the year ASSA ABLOY changed its organization with the aims of increasing flexibility and being able to respond to market opportunities more quickly. Eleven regions were reduced to three geographical divisions – EMEA (Europe, Middle East and Africa), Americas (North and South America) and Asia Pacific (Asia, Australia and New Zealand) – plus Global Technologies, a division for the global products Door Automatics, Identification, and solutions for the international Hospitality industry. The Executive Team was reduced from 17 people to seven.

Two-year action program (Leverage and Growth)

An action program has been launched to leverage Group strength and create a foundation for sustainable growth. Targets have been defined for all divisions (EMEA, Americas, Asia Pacific and Global Technologies). Under the program ASSA ABLOY will increase its focus on innovation, market activities, channel management and brand building. Low-performing companies will either be turned round, divested or closed down before the end of 2004. Simplification of the operational structure and further acceleration in coordinating purchasing will create significant savings. The cost of the program will be SEK 1,320 M with a payback time of less than three years.

The greatest costs have been incurred in the EMEA and Americas divisions. For the Group as a whole, items affecting liquidity will cost SEK 935 M, chiefly related to a reduction of 1,400 in personnel. Assets have been written down by SEK 385 M. Annual savings from 2005 onwards are estimated at SEK 450 M. Savings of half this amount are estimated for 2004.

NON-RECURRING ITEMS

SEK M	Total cost	Cash costs	Write downs	Personnel reduction, number
EMEA	860	760	100	1,100
Americas	230	50	180	100
Asia Pacific	120	40	80	–
Global Technologies	110	85	25	200
Total	**1,320**	**935**	**385**	**1,400**

In EMEA the program is directed towards productivity increases, which will be achieved primarily by reducing the number of employees. In Americas the emphasis is on underperforming companies. Asia Pacific's part of the program concentrates on consolidation of production, while Global Technologies will direct itself towards realizing synergies in its Identification businesses in Europe.

Acquisitions by Global Technologies

On 1 January ASSA ABLOY Identification Technology Group acquired Interlock Holding AG in Switzerland. The Swedish company Metget AB was acquired on 1 July and the Swiss company Sokymat SA on 1 November. The companies develop, manufacture and market transponders for access-control cards, industrial logistics and other important applications of radio-frequency identification. The acquisitions will contribute significant synergies as well as high-technology production and development.

On 1 November the identification technology business of ACG (Advanced Component Group AG) and the shares in OMNIKEY AG were acquired. ACG is an independent distributor and provider of technology to the market for radio-frequency identification and smart cards. OMNIKEY is a leading manufacturer of readers for smart cards, focusing on IT applications. The company complements ASSA ABLOY's strength in reader technology by adding IT applications. ACG is based in Germany with distribution and sales activities in Europe, the Middle East, Asia, Australia and North and South America. The acquisition gives ASSA ABLOY significant depth and strength throughout the value chain of radio-frequency identification and smart cards, as well as access to important technology and supplier contracts.

The combined purchase price of these acquisitions on a debt-free basis was SEK 520 M. The goodwill arising in connection with the acquisitions totals SEK 357 M. The companies' sales in 2004 are estimated at SEK 800–900 M, with limited profitability initially. The acquisitions will contribute to earnings per share from 2004.

Acquisitions in Americas

The outstanding 20 percent of shares in ASSA ABLOY Door Group were acquired on 1 July from the joint-venture partner SPX Corporation. The purchase price was USD 80 M and gives rise to additional tax-deductible goodwill of USD 60 M. The transaction contributed to earnings per share from the date of acquisition.

Acquisitions in EMEA

Nemef BV in the Netherlands and Corbin Srl in Italy were acquired from Black & Decker on 5 January 2004 in accordance with the contract signed in March 2003.

The acquisitions strengthen the Group's position in the Netherlands and Italy and include well-known brands such as Nemef and Corbin. Nemef manufactures and sells a complete range of locks and cylinders in Apeldoorn, Netherlands. The company was founded in the early 1900s and is one of Europe's leading manufactures of lock cases. Corbin manufactures lock cylinders in Bologna, Italy and sells locks and padlocks.

The acquisition price for the two companies is EUR 66 M. Goodwill arising in connection with the acquisition is about EUR 40 M. The companies have annual sales of EUR 50 M with good profitability. The acquisition will contribute to earnings per share from 2004.

In 2003 the outstanding minority stakes in effeff and Keso were aquired.

Environmental impact

Four of the ASSA ABLOY Group's subsidiaries in Sweden carry out licensable business activities in accordance with Swedish environmental regulations. The Group's activities liable to license and registration affect the external environment chiefly through the subsidiaries Assa AB, Assa Industri AB, AB FAS Låsfabrik and FIX AB. The companies operate machine shops and foundries and associated surface-coating plants, which have an impact on the external environment through the discharge of water, air and solid waste.

The subsidiaries Assa AB, Assa Industri AB, AB FAS Låsfabrik and FIX AB are actively addressing environmental issues, and are certified in accordance with ISO 14001.

Most units outside Sweden carry out licensable business activities and hold comparable licenses under local legislation.

Legal disputes

In the 2002 Annual Report ASSA ABLOY reported that the company Ibertech in Texas had sued VingCard. The parties subsequently settled and the suit was withdrawn. The costs resulting from the dispute have a negligible effect on the income statement.

ASSA ABLOY is involved in other disputes that require no further disclosure at this time.

Accounting principles

The new recommendations of the Swedish Financial Accounting Standards Council for 2003 have been adopted from 1 January 2003. This has not required any adjustment of figures for previously reported periods. In all other respects accounting principles are unchanged from previous years.

Changed accounting principle in 2004

From 2004 ASSA ABLOY will adopt the Swedish Financial Accounting Standards Council's Recommendation RR 29 'Employee benefits'. The rules are based on IAS 19. Pensions and other remuneration after retirement have previously been reported in accordance with each country's local rules. The move to RR 29 will after deduction for deferred tax have a negative effect of some SEK 700 M on the Group's shareholders' equity. ASSA ABLOY will report this effect as a correction to the opening shareholders' equity on 1 January 2004. The move itself will thus have no effect on income or cash flow. Nor will there be any change to the ASSA ABLOY Group's obligations to its employees.

Change to IFRS in 2005

From 2005 ASSA ABLOY will report according to International Financial Reporting Standards (IFRS, formerly IAS). The Interim Report for the first quarter of 2005 and the 2005 Annual Report will include a reconciliation comparing the 2004 financial reports according to IFRS and according to the company's current accounting principles.

The recommendations of the Swedish Financial Accounting Standards Council have gradually moved towards IFRS, but there still remain a number of differences between the two. Based on what is known today, the main differences between ASSA ABLOY's current accounting principles and the future IFRS will be:

- Reporting of employee benefits (but this difference will disappear with the introduction of RR 29 in 2004)
- Reporting of financial instruments, which means that many instruments will be reported at current market value and which will also intensify the need to allow reporting of hedging transactions
- Goodwill and certain intangible assets will no longer be amortized. Instead, regular impairment tests will be performed.

The company's financial reports will also be affected by changed requirements for classification and explanation under IFRS. These changes will probably affect the company's Key Financial Information, but the differences cannot yet be quantified.

For the present, reporting routines will be reviewed in order to be able to collect the data required for future IFRS reporting. During 2004 the company will also record information for use in the comparisons to be included in the Quarterly Reports and Annual Report for 2005. A project group headed by the CFO and a number of working groups to address these issues have been set up. It is planned to use the figures for the third quarter of 2004 as a test of the new routines.

Preliminary training of relevant personnel has been undertaken and will be augmented throughout 2004. In the last quarter of 2004 ASSA ABLOY plans to give the stock market and analysts additional information about the effects that the introduction of IFRS will have on the company's financial reporting.

Outlook for the future

ASSA ABLOY expects to report stable sales in SEK in 2004. At present exchange rates, sales growth due to organic growth and to acquisitions will be offset by negative translation effects and by discontinued volumes from low-performing companies. The operating margin before goodwill amortization, EBITA, is expected to increase, mainly as a result of the Leverage and Growth action program. After excluding payments related to restructuring, the strong cash flow is expected to continue.

In the long term ASSA ABLOY expects security-driven demand to increase. Focus on customer benefit and on innovation, and the leveraging of ASSA ABLOY's strong positions, will accelerate growth and improve profitability.

Corporate **governance**

ASSA ABLOY's objective is that its activities should generate good long-term returns for its shareholders and other stakeholders. An effective scheme of corporate governance for ASSA ABLOY comprises a number of interactive components, which are described below.


Owners
Annual General Meeting
Nomination Committee
Board of Directors
Audit Committee
Remuneration Committee
Executive Management
Management philosophy • Policies and guidelines
Internal control and risk management
FINANCIAL REPORTING
EXTERNAL AUDITING
DECENTRALIZED ORGANIZATION

Ownership

ASSA ABLOY's principal shareholders are Wärtsilä Corporation (7.6 percent of the capital and 22.8 percent of the votes), Investment AB Latour/Säkl (8.0 percent of the capital and 17.3 percent of the votes) and Melker Schörling (3.0 percent of the capital and 4.5 percent of the votes). The number of shareholders at year-end was 26,214. ASSA ABLOY's share capital at year-end amounted to SEK 366 M, distributed among 19,175,323 Series A shares and 346,742,711 Series B shares. All shares give the holders equal rights to the company's assets and earnings. Each Series A share carries 10 votes and each Series B share one vote.

Annual General Meeting

The Annual General Meeting must be held within six months of the end of the company's financial year. Shareholders who are recorded in the share register on the nominated day and who have notified their intention to attend may take part in the Meeting.

Board of Directors

The Board consists of nine members, two employee representatives and two deputy employee representatives. The Board meets on not less than four occasions a year, at least one of which is a meeting combined with a visit and an in-depth review of a country in which the company has operations. During 2003, seven Board meetings were held.

The Board decides on the Group's overall strategy and the acquisition of companies and real estate. In addition, the Board is responsible for the organization and administration of the Group in accordance with the Swedish Companies Act. Working procedures for the Board and instructions for the President have been set down in written form and are reviewed annually.

The Board has a Remuneration Committee consisting of three people. There is also an Audit Committee, which likewise consists of three people. The purpose of these committees is to assist the Board in giving deeper and more efficient consideration to these matters.

The Audit Committee has three meetings a year, one of which forms the annual year-end accounting meeting, held in conjunction with the ordinary Board meeting. The company's auditor participates in the Audit Committee's meetings. The Committee's duties include review of financial policy and control of the company's financial reporting, internal reporting and control systems and legal risks. There is an ongoing dialog with the appointed auditor. The Audit Committee consists of Melker Schörling (Chairman), Gustaf Douglas and Per-Olof Eriksson.

From 2003 a Nomination Committee has also been set up with the tasks – before each General Meeting – of preparing for the selection of Directors, the setting of Directors' remuneration and associated issues. The Nomination Committee consists of Gustaf Douglas (Chairman), Georg Ehrnrooth and Melker Schörling.

Remuneration of Board and Management

Remuneration of the Board is in accordance with decisions taken at the Annual General Meeting. There are no separate fees for committee work. The Chairman of the Board and the Directors receive fees that are decided by the Board within the framework of a total sum decided by the Annual General Meeting, which is currently SEK 3.6 M (1.9). The Chairman and other Directors have no pension benefits or severance pay agreements. The President and the employee representatives do not receive a Director's fee. Remuneration of the President and the Executive Team is determined by the Remuneration Committee and approved by the Board. The Remuneration Committee also determines the remuneration of all executives who report directly to members of the Executive Team. The Remuneration Committee consists of Georg Ehrnrooth (Chairman), Melker Schörling and Sven-Christer Nilsson. The Remuneration Committee held two meetings in 2003.

Remuneration of the Executive Team consists of basic salary, variable bonuses, other benefits, and pensions. Bonuses are given chiefly for improvement in operating income compared with the previous year in the recipient's area of responsibility. Bonuses may also be based on organic growth. Bonus payments of these types are capped at a maximum of two-thirds of basic salary. The Executive Team also receives bonuses based on improvement in earnings per share. The maximum payment of SEK 2 M per person applies if earnings per share increase by 25 percent compared with the previous year. Half of this type of bonus payment is paid out the following year, while the other half is retained for four years and grows at the same rate as the Group's return on capital employed. It is paid out only if the person concerned is still employed by ASSA ABLOY at the end of the period. Basic pension arrangements for the President and others in the Executive Team are through participation in the ITP plan or equivalent. In addition, the President and certain other senior executives have the right to retire with a pension at the earliest on reaching the age of 60. The pension is based on basic salary at the time of retiring and is 70 percent of this salary between the ages of 60 and 65 and 50 percent of this salary after the age of 65 for the remainder of life. The President has a severance payment agreement providing 100 percent of his basic salary for 24 months. The payment is made only where the company terminates the contract. The President is also entitled to reimbursement for any losses resulting from relocation. Others in the Executive Team receive a severance payment of 100 percent of their basic salary for a maximum of 12 months. Salary and ongoing pension contributions were paid to the former President up to 26 March 2003. No remuneration has been paid since that date.

REMUNERATION AND OTHER BENEFITS PAID TO SENIOR OFFICE-HOLDERS

SEK M	Salaries/ Fees	Bonus	Pension costs	Other bene-fits	Social costs	Total
Chairman	1				0	1
Other Board members	3				1	4
President	5	0	4	0	3	12
Other senior executives (6 people)	19	4	5	1	4	33
Total	**28**	**4**	**9**	**1**	**8**	**50**

Executive Team shareholdings in ASSA ABLOY

Members of the Executive Team hold Series B shares and options, and have taken part in the convertible debenture loan 2001/06 Series 1–4 through purchase of shares in ASSA ABLOY Incentive 2001 Holding S/A, as detailed in the table below. Shares have been purchased at market value in line with the offer made to all employees in 2001.

EXECUTIVE TEAM SHAREHOLDINGS IN ASSA ABLOY AT 31 DECEMBER

	Series B shares		Incentive program[1]		Options[2]	
	2003	2002	2003	2002	2003	2002
Bo Dankis	86,000	86,000	10,750	10,750		
Göran Jansson	351,784	351,784	60,000	60,000		
Hans Johansson	646,821	646,821	60,000	60,000		
Geoff Norcott			60,000	60,000	81,065	81,065
Thanasis Molokotos	25,000	25,000	55,000	55,000		
Joseph J. Grillo			32,500	32,500		
Åke Sund	175,000	190,751	60,000	60,000		

1 Equivalent number of Series B shares at conversion prices EUR 15.8–25.3.
2 Equivalent number of Series B shares at conversion price SEK 118.

Incentive programs

ASSA ABLOY is constantly striving to strengthen the motivation of its personnel and their involvement in the Group's continuing development. Since 1995 there have been several Incentive programs, which also aim to increase employees' shareholdings in ASSA ABLOY. Over 4,000 employees in more than 15 countries are taking part in the current Incentive program.

Executive management

ASSA ABLOY's business operations are divided into four divisions. The Executive Team (Group Management) consists of the CEO, the heads of the Group's four divisions, the Deputy CEO (who is also CFO) and an Executive Vice President responsible for market and business development. The composition of this group gives a geographical and strategic spread of responsibility designed to ensure rapid, short decision-making paths.

Management philosophy

ASSA ABLOY's firm conviction is that people make the difference. The Group's management philosophy is based on trust, positive thinking, and respect for local conditions and values. The four cornerstones of Vision, Realism, Ethics and Courage play a central role in the Group.

Policies and guidelines

The Group's most important policies and guidelines concern environmental issues, financial control, the Group's brands, and communication issues.

The environmental policy provides guidance for the Group's environmental work and is based on international Standards in this field, such as ISO 14001, the UN Global Compact and the OECD's Guidelines.

Common financial, reporting and investment policies set the frameworks for financial control and monitoring.

Guidelines concerning brands aim to protect and develop the major assets that the Group's brands represent. The ASSA ABLOY brand is used as an endorsement brand standing behind the local brands.

ASSA ABLOY's communication policy aims to treat all interested parties in the same way; to present important information at the right time and in the right way; to meet legal requirements and observe relevant stock market rules; and to maintain a high level of ethics.

Internal control and risk management

The Board has overriding responsibility for an efficient system of internal control and risk management, while the President is responsible for executing internal control and risk management. Risk management includes assessing the risks that the company is exposed to. This includes identifying business risks, determining where they come from and estimating their potential impact.

In the annual budget process, the Executive Team establishes business frameworks while also laying the basis for a high degree of decentralization of the Group's operations.

Internal financial reporting is based on the Group's various benchmarking units. Results are monitored against budgets and against previous years' performance. Continuous benchmarking among all the Group's units forms an important part of the control and monitoring of operations.

For information about financial risks see Page 55.

Decentralized organization

The Group tries to achieve a simple, 'flat' organization in which all its businesses are divided into benchmarking units included in the Group's four operating divisions. A benchmarking unit may be either a factory or a sales company. The Group currently has more than 70 factories and more than 80 sales companies.

The local management group for a benchmarking unit has operational responsibility for its earnings, and as a rule reports direct to the management of its division. This makes for a 'flat' organization with rapid, short decision-making paths.

The multinational management is important in ensuring understanding of, and sensitivity to, local needs, business procedures and distribution requirements. These are vital in achieving success because of the very local nature of the lock industry.

External audit

The 2003 Annual General Meeting appointed PricewaterhouseCoopers as auditors for the period up to the 2006 Annual General Meeting.

PricewaterhouseCoopers is undertaking the audit of ASSA ABLOY AB, the Group and a substantial majority of its subsidiaries round the world. The audit also covers the administration of ASSA ABLOY AB by the Board of Directors and the President.

The audit is carried out in accordance with generally accepted auditing standards. The auditing of annual financial statements for legal entities outside Sweden is in accordance with legal requirements and other applicable regulations in the countries concerned and with generally accepted auditing standards as defined by the International Federation of Accountants (IFAC) for the issue of audit reports for the legal entities.

The Group's accounting and valuation principles comply with Sweden's Annual Accounts Act and the recommendations and pronouncements of the Swedish Financial Accounting Standards Council, in accordance with the listing contract of the Stockholm Stock Exchange.

For remuneration of auditors, see Note 4.

Financial reporting

External financial information is provided at regular intervals via Quarterly Reports issued as press releases, and via the Annual Report. News and other important information that could affect the share price are issued via press releases. Coinciding with press releases and the presentation of quarterly and year-end results, telephone conferences and meetings with analysts and investors are held. All Reports and press releases are simultaneously published on ASSA ABLOY's website, www.assaabloy.com.

ORGANIZATIONAL STRUCTURE


Executive Team
EMEA
Americas
Asia Pacific
Global Technologies
Benchmarking units

Sales and **earnings**

- Organic growth for comparable units was 0 percent (2)
- Operating margin before amortization of goodwill and excluding non-recurring items (EBITA) was 13.9 percent (14.2)
- Earnings per share excluding non-recurring items amounted to SEK 3.31 (3.53)

Sales

The Group's sales fell in 2003 to SEK 24,080 M (25,397). Exchange-rate effects affected sales negatively by SEK 2,660 M compared with 2002. In local currencies, sales increased by 5 percent. Organic growth by comparable units accounted for 0 percent (2) growth, while acquired units made a positive contribution of 5 percent (15).

CHANGES IN SALES

%	2003	2002
Acquired growth	5	15
Organic growth	0	2
Currency effects	–10	–4
	–5	**13**

Mechanical locks, lock systems and accessories accounted for 54 percent (57) of sales. Sales of electromechanical and electronic locks rose to 24 percent (23). Sales of security doors and fittings also increased to 19 percent (17), while industrial locks retained their share of the Group's total sales at 3 percent (3).

SALES BY PRODUCT GROUP

%	2003	2002
Mechanical locks, lock systems and accessories	54	57
Electromechanical and electronic locks	24	23
Security doors and fittings	19	17
Industrial locks	3	3

Cost structure

Total remuneration costs including social costs and pension costs amounted to SEK 8,351 M (8,750), which represents 35 percent (34) of sales. The average number of employees was 28,708 (28,754).

The average number of employees in the Parent Company was 43 (37).

The Group's material costs totaled SEK 6,527 M (7,055), which represents 27 percent (28) of sales.

Other costs, primarily other purchases, totaled net SEK 4,951 M (5,047), which represents 21 percent (20) of sales.

Depreciation of tangible fixed assets amounted to SEK 861 M (920), which represents 4 percent (4) of sales.

Non-recurring items

Non-recurring items of SEK 1,320 M represent the costs incurred in connection with the Leverage and Growth program. SEK 935 M are costs affecting cash flow, with payments expected to be made in 2004 and 2005, and SEK 385 M represent writedown of property, machinery, equipment and inventories. In connection with the program the number of employees is being reduced by 1,400.

Operating income

Operating income (EBIT) excluding non-recurring items amounted to SEK 2,393 M (2,638). The operating margin was 9.9 percent (10.4).

Depreciation and amortization for the year totaled SEK 1,856 M (1,907), of which SEK 959 M (957) represented goodwill.

Operating income before depreciation and amortization (EBITDA), adjusted for non-recurring items, amounted to SEK 4,249 M (4,545). The corresponding margin was 17.6 percent (17.9). Consolidated operating income before goodwill amortization (EBITA) amounted to SEK 3,352 M (3,595) and was affected negatively by exchange-rate effects totaling SEK 405 M. The operating margin before goodwill amortization was 13.9 percent (14.2).

Income before tax

Income before tax and non-recurring items totaled SEK 1,903 M (2,015). This represents a reduction of 6 percent compared with the previous year, with negative currency effects of SEK 186 M. Financial items amounted to SEK –497 M (–631). The improvement is due to lower interest rates and reduced net debt. Profit margin – defined as income before tax and non-recurring items in relation to sales – amounted to 7.9 percent (7.9).

The Parent Company's income before tax amounted to SEK -439 M (-24).

Tax

The Group's tax charge totaled SEK 556 M (689), which corresponds to an effective tax rate of 35.5 percent (34.2) after adjusting for non-recurring items and tax pertaining to them.

Earnings per share

Earnings per share excluding non-recurring items amounted to SEK 3.31 (3.53), affected by negative currency effects of SEK 0.22 per share. Earnings per share excluding goodwill and non-recurring items amounted to SEK 5.89 (6.13), with negative currency effects of SEK 0.49 per share.

Income **statements**

	Note	GROUP EUR M[1] 2003	GROUP SEK M 2003	GROUP SEK M 2002	PARENT COMPANY EUR M[1] 2003	PARENT COMPANY SEK M 2003	PARENT COMPANY SEK M 2002
Sales	2	2,640	24,080	25,397	–	–	–
Cost of goods sold		–1,602	–14,613	–15,526	–	–	–
Gross income		**1,038**	**9,467**	**9,871**	–	–	–
Selling expenses		–434	–3,957	–4,039	–	–	–
Administrative expenses	4	–184	–1,679	–1,742	–26	–234	–161
R&D costs		–49	–447	–429	–	–	–
Other operating income		20	180	119	22	202	533
Other operating expenses		–23	–212	–185	–	–	–
Goodwill amortization	5	–105	–959	–957	–	–	–
Non-recurring items	7	–145	–1,320	–	–	–	–
Operating income	3, 6	**118**	**1,073**	**2,638**	**–4**	**–32**	**372**
Income from shares and shareholdings in subsidiaries	8	–	–	–	4	33	296
Financial items	9	–55	–497	–631	–48	–440	–692
Share in earnings of associated companies		1	7	8	–	–	–
Income before tax		**64**	**583**	**2,015**	**–48**	**–439**	**–24**
Tax	10	–61	–556	–689	–	–	–2
Minority interests		–2	–18	–56	–	–	–
Net income		**1**	**9**	**1,270**	**–48**	**–439**	**–26**
Earnings per share	16						
after tax and before conversion, SEK			3.30[2]	3.53			
after tax and full conversion, SEK			0.07	3.53			
after tax and full conversion, SEK			3.31[2]	3.53			
after tax and full conversion but excluding goodwill, SEK			5.89[2]	6.13			

1 Average EUR/SEK rate: 9.12.
2 Excluding non-recurring items.

Comments by **division**

ASSA ABLOY is organized into three geographical divisions and one product division. The geographical divisions, EMEA (Europe, Middle East and Africa), Americas (North and South America) and Asia Pacific (Asia, Australia and New Zealand), consist of a number of local lock companies which are active mainly on a local market. The product division, Global Technologies, covers Identification, Door Automatics and Hospitality, which all serve a global market. The column 'Other' includes common Group functions.

EMEA

Sales totaled EUR 1,116 M (1,152), with 1 percent negative organic growth. Operating income before goodwill amortization and excluding non-recurring items amounted to EUR 149 M (155), with an operating margin (EBITA) of 13.4 percent (13.4). Return on capital employed before goodwill amounted to 29.0 percent (27.0). Operating cash flow before interest paid amounted to EUR 172 M (190).

EMEA's two largest market areas, France and Scandinavia, maintained stable volumes and margins in weak market conditions. France has strengthened its position in the Do-It-Yourself sector.

Eastern Europe, Benelux and Finland showed good organic growth during the year, while Italy, the United Kingdom and Africa have lost sales volume. The improved incomes in the United Kingdom, Germany and Benelux are due to structural changes made earlier.

Americas

Sales totaled USD 1,073 M (1,095), with 2 percent negative organic growth. Operating income before goodwill amortization and excluding non-recurring items amounted to USD 176 M (178), with an operating margin (EBITA) of 16.5 percent (16.3). Return on capital employed before goodwill amounted to 43.8 percent (39.2). Operating cash flow before interest paid amounted to USD 189 M (191).

Demand in the commercial sector was weak, especially in the first half-year. The Architectural Hardware Group, which represents about 40 percent of Americas, succeeded in improving its profitability with unchanged volumes. The Door Group is the unit most affected by the weak market because of the relatively large dependence of its sales on new construction. Duties on imported steel had an adverse effect on profitability. South America and Mexico also showed weak development.

The Residential Group showed strong growth with good profitability.

Asia Pacific

Sales totaled AUD 309 M (307), with 5 percent organic growth. Operating income before goodwill amortization and excluding non-recurring items amounted to AUD 46 M (39), with an operating margin (EBITA) of 14.9 percent (12.8). Return on capital employed before goodwill amounted to 32.3 percent (17.3). Operating cash flow before interest paid amounted to AUD 42 M (43).

Australia and New Zealand showed good development of both profits and margins throughout the year, but development was weaker in South East Asia and China. New construction has fallen back in the formerly expanding markets of South East Asia.

Global Technologies

Sales totaled SEK 4,177 M (3,285), with 6 percent organic growth. Operating income before goodwill amortization and excluding non-recurring items amounted to SEK 542 M (450), with an operating margin (EBITA) of 13.0 percent (13.7). Return on capital employed before goodwill amounted to 46.5 percent (45.0). Operating cash flow before interest paid amounted to SEK 549 M (540).

Global Technologies is developing well, with good sales growth and margin development. The EBITA operating margin was affected by dilution effects from acquisitions.

The Identification business developed positively, especially in North America, with good growth and improved margins. The acquisitions in Europe are initially producing weaker profitability there.

Strong aftermarket sales in the Door Automatics business more than compensated for weaker new-project sales. Europe and Asia are showing good development, while North America was restructured during the year.

The Hospitality market stabilized during the year, although at a low level. Profitability is weak.

Results by **division**

	EMEA[1] EUR M		Americas[2] USD M		Asia Pacific[3] AUD M		Global Technologies[4] SEK M		Other SEK M		Total SEK M	
	2003	**2002**	**2003**	**2002**	**2003**	**2002**	**2003**	**2002**	**2003**	**2002**	**2003**	**2002**
Sales, external	1,081	1,112	1,069	1,086	288	283	4,093	3,194			24,080	25,397
Sales, internal	35	40	4	9	21	24	84	91	–544	–665		
Sales	**1,116**	**1,152**	**1,073**	**1,095**	**309**	**307**	**4,177**	**3,285**	**–544**	**–665**	**24,080**	**25,397**
Organic growth	*–1%*	*1%*	*–2%*	*2%*	*5%*	*6%*	*6%*	*0%*			*0%*	*2%*
EBITA[5]	**149**	**155**	**176**	**178**	**46**	**39**	**542**	**450**	**–217**	**–206**	**3,352**	**3,595**
EBITA / Sales	*13.4%*	*13.4%*	*16.5%*	*16.3%*	*14.9%*	*12.8%*	*13.0%*	*13.7%*			*13.9%*	*14.2%*
Goodwill amortization	–37	–38	–41	–39	–10	–10	–238	–186			–959	–957
Operating income (EBIT)[5]	**112**	**117**	**135**	**139**	**36**	**29**	**304**	**264**	**–217**	**–206**	**2,393**	**2,638**
Operating margin (EBIT)[5]	*10.1%*	*10.1%*	*12.6%*	*12.8%*	*11.8%*	*9.5%*	*7.3%*	*8.0%*			*9.9%*	*10.4%*
Capital employed	939	1,099	1,046	1,109	280	320	5,288	5,519	136	–178	22,984	26,701
– of which, goodwill	521	552	696	677	155	171	4,189	4,380			14,766	16,214
Return on capital employed[5]	*10.6%*	*10.2%*	*12.4%*	*12.2%*	*11.8%*	*5.7%*	*5.6%*	*6.1%*			*9.6%*	*9.9%*
Return on capital employed before goodwill[5]	*29.0%*	*27.0%*	*43.8%*	*39.2%*	*32.3%*	*17.3%*	*46.5%*	*45.0%*			*34.4%*	*33.3%*
EBITA[5]	149	155	176	178	46	39	542	450	–217	–206	3,352	3,595
Depreciation	55	56	31	32	11	11	81	63	5	3	897	950
Net operating capital expenditure	–39	–48	–26	–29	–10	–14	–64	–49	–8	1	–694	–839
Change in working capital[5]	7	27	8	10	–5	7	–10	76	79	–52	168	405
Cash flow[5]	**172**	**190**	**189**	**191**	**42**	**43**	**549**	**540**			**3,723**	**4,111**
Items not affecting cash flow									62	–5	62	–5
Interest paid and received									–520	–581	–520	–581
Operating cash flow											**3,265**	**3,525**
Average number of employees	12,481	12,972	10,091	10,363	3,507	3,696	2,574	1,676	55	47	28,708	28,754

SEK M	EMEA[1]		Americas[2]		Asia Pacific[3]		Global Technologies[4]		Other		Total	
	2003	**2002**	**2003**	**2002**	**2003**	**2002**	**2003**	**2002**	**2003**	**2002**	**2003**	**2002**
Sales, external	9,858	10,168	8,625	10,545	1,506	1,490	4,093	3,194			24,080	25,397
Sales, internal	318	364	32	88	109	123	84	91	–544	–665		
Sales	**10,176**	**10,532**	**8,657**	**10,633**	**1,615**	**1,613**	**4,177**	**3,285**	**–544**	**–665**	**24,080**	**25,397**
Organic growth	*–1%*	*1%*	*–2%*	*2%*	*5%*	*6%*	*6%*	*0%*			*0%*	*2%*
EBITA[5]	**1,359**	**1,417**	**1,428**	**1,728**	**240**	**205**	**542**	**450**	**–217**	**–206**	**3,352**	**3,595**
EBITA / Sales	*13.4%*	*13.4%*	*16.5%*	*16.3%*	*14.9%*	*12.8%*	*13.0%*	*13.7%*			*13.9%*	*14.2%*
Goodwill amortization	–338	–343	–331	–375	–52	–53	–238	–186			–959	–957
Operating income (EBIT)[5]	**1,021**	**1,074**	**1,097**	**1,353**	**188**	**152**	**304**	**264**	**–217**	**–206**	**2,393**	**2,638**
Operating margin (EBIT)[5]	*10.1%*	*10.1%*	*12.6%*	*12.8%*	*11.8%*	*9.5%*	*7.3%*	*8.0%*			*9.9%*	*10.4%*
Capital employed	8,519	10,064	7,528	9,711	1,513	1,585	5,288	5,519	136	–178	22,984	26,701
– of which goodwill	4,728	5,056	5,010	5,930	839	848	4,189	4,380			14,766	16,214
Return on capital employed[5]	*10.6%*	*10.2%*	*12.4%*	*12.2%*	*11.8%*	*5.7%*	*5.6%*	*6.1%*			*9.6%*	*9.9%*
Return on capital employed before goodwill[5]	*29.0%*	*27.0%*	*43.8%*	*39.2%*	*32.3%*	*17.3%*	*46.5%*	*45.0%*			*34.4%*	*33.3%*
EBITA[5]	1,359	1,417	1,428	1,728	240	205	542	450	–217	–206	3,352	3,595
Depreciation	505	514	250	312	56	58	81	63	5	3	897	950
Net operating capital expenditure	–357	–437	–212	–281	–53	–74	–64	–49	–8	1	–694	–839
Change in working capital[5]	66	247	61	96	–28	37	–10	76	79	–52	168	405
Cash flow[5]	**1,573**	**1,741**	**1,527**	**1,855**	**215**	**226**	**549**	**540**			**3,723**	**4,111**

1 Europe, Middle East and Africa.
2 North and South America.
3 Asia, Australia and New Zealand.
4 Door Automatics, Hospitality and Identification.
5 Excluding non-recurring items.

Financial **position**

- Capital employed amounts to SEK 22,984 M (26,701)
- Net debt was reduced to SEK 12,290 M (13,989)
- Net debt / equity ratio is 1.15 (1.13).

SEK M	2003	2002
Capital employed	22,984	26,701
– of which, goodwill	14,766	16,213
Net debt	12,290	13,989
Minority interests	16	331
Shareholders' equity	10,678	12,381

Capital employed

Capital employed in the Group – defined as total assets less interest-bearing assets and non-interest-bearing liabilities including deferred tax liabilities – amounted to SEK 22,984 M (26,701). The return on capital employed, adjusted for non-recurring items, was 9.6 percent (9.9).

Intangible assets amounted to SEK 14,933 M (16,386). The change is explained mainly by depreciation and the weak US dollar. During the year goodwill of SEK 1,096 M arose from acquisitions. A valuation model based on discounted future cash flow is used for regular impairment tests of goodwill. No writedown took place in 2003.

Tangible fixed assets amounted to SEK 5,329 M (6,175). Investments in tangible fixed assets, less sales of tangible fixed assets, totaled SEK 694 M (839). Depreciation according to plan amounted to SEK 861 M (920).

Deferred tax receivables amounted to SEK 507 M (486). One reason for the increase is that most of the non-recurring items are not tax-deductible until later tax years.

Accounts receivable totaled SEK 4,131 M (4,242) and inventories totaled SEK 3,030 M (3,595). The average collection period for accounts receivable was 56 days (57). Material throughput time averaged 108 days (121), the improvement being due to the systematic efforts being undertaken by the Group to reduce capital tied up in inventory.

Net debt

Net debt amounted to SEK 12,290 M (13,989), of which pension liabilities accounted for SEK 723 M (1,023). The reduction of net debt can be attributed primarily to the strong operational cash flow and to exchange-rate effects.

External financing

The Group's long-term loan financing consists mainly of an EMTN program for a maximum of EUR 1,500 M (1,500), a Nordic MTN program for EUR 300 M (300) and a Swedish Commercial Paper program for SEK 5,000 M (3,000). At year-end the EMTN program was being utilized for SEK 5,443 M, the Commercial Paper program for SEK 1,493 M and the Nordic MTN program for SEK 1,814 M.

During the year the Group's financing options were increased with a global Commercial Paper of USD 1,000 M, which was being utilized for SEK 1,795 M at year-end. There is also a Multi-Currency Revolving Credit (MCRF) agreement for a maximum of EUR 820 M (825), which at year-end was not being utilized at all. The interest coverage ratio, defined as income before tax, plus net interest, divided by net interest, amounted to 4.7 (3.9).

Periods for fixed-interest-rate borrowings are generally short, averaging less than one year. This is partly because Group revenues largely follow the trends in each country, and partly due to the strong cash flow.

Cash and cash equivalents amounted to SEK 880 M (1,408). Cash and cash equivalents are invested in banks with high credit ratings.

Shareholders' equity

Shareholders' equity in the Group totaled SEK 10,678 M (12,381) at year-end. The return on capital employed amounted to 9.9 percent (9.9). The equity ratio was 35.9 percent (38.2). The net debt / equity ratio, defined as net debt divided by shareholders' equity, was 1.15 (1.13).

Balance **sheets**

	Note	GROUP EUR M[1] 31 Dec 2003	GROUP SEK M 31 Dec 2003	GROUP SEK M 31 Dec 2002	PARENT COMPANY EUR M[1] 31 Dec 2003	PARENT COMPANY SEK M 31 Dec 2003	PARENT COMPANY SEK M 31 Dec 2002
ASSETS							
Fixed assets							
Intangible fixed assets	11	1,646	14,933	16,386	0	3	1
Tangible fixed assets	12	588	5,329	6,175	1	8	5
Shares in subsidiaries	13	–	–	–	2,556	23,187	22,276
Receivables from subsidiaries		–	–	–	248	2,248	2,762
Other financial fixed assets	14	23	210	182	5	41	41
Deferred tax receivables	10	56	507	486	–	–	–
Total fixed assets		**2,313**	**20,979**	**23,229**	**2,810**	**25,487**	**25,085**
Current assets							
Inventories	15	334	3,030	3,595	–	–	–
Accounts receivable		455	4,131	4,242	–	–	–
Other receivables		66	599	703	5	47	48
Receivables from subsidiaries		–	–	–	829	7,514	8,021
Short-term investments	24	41	375	410	2	19	2
Cash and bank balances	24	79	713	1,082	70	633	198
Total current assets		**975**	**8,848**	**10,032**	**906**	**8,213**	**8,269**
TOTAL ASSETS	26	**3,288**	**29,827**	**33,261**	**3,716**	**33,700**	**33,354**
Assets pledged	21	5	46	49	None	None	None
SHAREHOLDERS' EQUITY AND LIABILITIES							
Shareholders' equity							
Restricted equity							
Share capital	16	40	366	366	40	366	366
Restricted reserves		1,005	9,118	10,343	982	8,905	8,905
Unrestricted equity							
Unrestricted reserves		131	1,185	402	321	2,911	3,394
Net income		1	9	1,270	–48	–439	–26
Total shareholders' equity		**1,177**	**10,678**	**12,381**	**1,295**	**11,743**	**12,639**
Minority interests		**2**	**16**	**331**	–	–	–
Provisions							
Provisions for pensions		80	723	1,023	–	–	–
Deferred tax liability	10	31	283	310	–	–	–
Other provisions	7	103	935	–	–	–	–
Total provisions		**214**	**1,941**	**1,334**	–	–	–
Long-term liabilities	17						
Long-term loans		881	7,987	8,317	648	5,875	6,020
Long-term loans to subsidiaries		–	–	–	248	2,248	2,762
Convertible debenture loans	19	100	907	916	100	907	916
Other long-term non-interest-bearing liabilities		11	100	80	–	–	284
Total long-term liabilities		**992**	**8,994**	**9,312**	**996**	**9,030**	**9,982**
Current liabilities							
Short-term loans	18	421	3,821	5,289	–	–	723
Tax liability		28	250	463	–	–	–
Accounts payable		164	1,489	1,546	2	19	13
Liabilities to subsidiaries		–	–	–	1,417	12,852	9,917
Accrued expenses and prepaid income	20	205	1,862	2,001	5	44	55
Other current liabilities		85	776	604	1	12	25
Total current liabilities		**903**	**8,198**	**9,903**	**1,425**	**12,927**	**10,733**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	26	**3,288**	**29,827**	**33,261**	**3,716**	**33,700**	**33,354**
Contingent liabilities	22	77	696	446	795	7,213	7,213

1 EUR/SEK rate on 31 Dec: 9.07.

Cash **flow**

- Operating cash flow amounted to SEK 3,265 M (3,525)
- Net capital expenditure amounted to SEK 694 M (839)

Operating cash flow

SEK M	2003	2002
Operating income before goodwill amortization and non-recurring items (EBITA)	3,352	3,595
Depreciation (excluding goodwill amortization)	897	950
Net capital expenditure	–694	–839
Change in working capital	168	405
Interest paid and received	–520	–580
Items not affecting cash flow	62	–6
Operating cash flow	**3,265**	**3,525**
Operating cash flow / Income before tax	1.72	1.75

The Group's operating cash flow amounted to SEK 3,265 M (3,525), equivalent to 172 percent (175) of income before tax.

The Parent Company's cash flow amounted to SEK 452 M (141).

Net capital expenditure

Direct net capital expenditure on tangible fixed assets totaled SEK 694 M (839), equivalent to 81 percent (91) of depreciation of tangible fixed assets falling due during the financial year. The reduced level of capital expenditure is explained principally by the Group's long-term efforts to optimize capital expenditure.

Change in working capital

SEK M	2003	2002
Inventories	274	169
Accounts receivable	–120	197
Short-term receivables	6	122
Current working liabilities	8	–83
Change in working capital	**168**	**405**

The program to reduce the Group's material throughput times in its inventories has generated a contribution to cash flow of SEK 274 M (169) during the year. The average throughput time is now 108 days (121). The increased capital tied up in accounts receivable is due chiefly to the stronger sales towards the end of the year.

Relationship between cash flow from operating activities and operating cash flow

SEK M	2003	2002
Cash flow from operating activities	3,180	3,847
Net capital expenditure	–694	–839
Tax paid	779	517
Operating cash flow	**3,265**	**3,525**

Acquisitions

Total outlay on acquisitions amounted to SEK 1,254 M (3,335). Acquired net debt totaled SEK 169 M (92). Acquisitions made during the year were financed by internally generated cash flow.

Change in net debt

Net debt was reduced primarily by the strong cash flow and by translation differences applying in particular to debts in the USA.

SEK M	Note	2003	2002
Net debt at 1 January		**13,989**	**15,534**
Operating cash flow		–3,265	–3,525
Tax paid		779	517
Acquisitions		1,355	3,569
New share issues		–	–1,244
Dividend		457	354
Translation differences		–1,025	–1,216
Net debt at 31 December	26	**12,290**	**13,989**

Cash flow **analysis**

	Note	GROUP EUR M[1] 2003	GROUP SEK M 2003	GROUP SEK M 2002	PARENT COMPANY EUR M[1] 2003	PARENT COMPANY SEK M 2003	PARENT COMPANY SEK M 2002
OPERATING ACTIVITIES							
Operating income		118	1,073	2,638	–4	–32	372
Depreciation and amortization	5	204	1,856	1,907	0	3	3
Adjustment for non-recurring items		145	1,320	–	–	–	–
Adjustment for items not included in cash flow	25	7	62	–6	–	–	–
Cash flow before interest and tax		**473**	**4,311**	**4,539**	**–3**	**–29**	**375**
Interest paid and received	25	–57	–520	–580	–40	–367	–570
Dividends received		–	–	–	32	296	316
Tax paid on income		–86	–779	–517	–	–	–2
Cash flow before changes in working capital		**330**	**3,012**	**3,442**	**–11**	**–100**	**119**
Changes in working capital	25	18	168	405	32	294	–124
Cash flow from operating activities		**348**	**3,180**	**3,847**	**21**	**194**	**–5**
INVESTING ACTIVITIES							
Net capital expenditure	25	–76	–694	–839	–1	–8	4
Investments in subsidiaries	25	–120	–1,096	–3,425	–100	–912	–1,962
Sales of shares in subsidiaries		–	–	–	–	–	312
Investments in associated companies	25	1	8	–9	–	–	–
Other investments	25	–5	–45	5	–	–	–
Cash flow from investing activities		**–200**	**–1,827**	**–4,268**	**–101**	**–920**	**–1,646**
FINANCING ACTIVITIES							
New share issues		–	–	1,244	–	–	1,260
Dividends paid		–50	–457	–354	–50	–457	–354
Net cash effect of changes in borrowings		–144	–1,315	–322	179	1,635	886
Cash flow from financing activities		**–194**	**–1,772**	**568**	**129**	**1,178**	**1,792**
CASH FLOW	25	**–46**	**–419**	**146**	**49**	**452**	**141**
CASH AND CASH EQUIVALENTS[2]							
Cash and cash equivalents at 1 January		**155**	**1,408**	**1,418**	**22**	**200**	**59**
Cash flow		–46	–419	146	49	452	141
Effect of translation differences		–12	–109	–156	–	–	–
Cash and cash equivalents at 31 December	24	**97**	**880**	**1,408**	**71**	**652**	**200**

1 Average EUR/SEK rate: 9.12
2 EUR/SEK rate on 31 Dec: 9.07

Changes in shareholders' **equity**

GROUP SEK M	Share capital	Restricted reserves	Unrestricted reserves	Total
Closing balance 31 December 2001	**354**	**9,291**	**2,201**	**11,846**
Repurchase of own convertible securities			–108	–108
Translation differences for the year			–1,643	–1,643
Total changes in shareholders' equity not reported in the income statement			**–1,751**	**–1,751**
Transfers between unrestricted and restricted reserves		–307	307	0
Net income			1,270	1,270
Dividend			–354	–354
Converted shares	2	125		127
New share issue*	10	1,234		1,244
Closing balance 31 December 2002	**366**	**10,343**	**1,672**	**12,381**
Translation differences for the year			–1,255	–1,255
Total changes in shareholders' equity not reported in the income statement			**–1,255**	**–1,255**
Transfers between unrestricted and restricted reserves		–1,225	1,225	0
Net income			9	9
Dividend			–457	–457
Closing balance 31 December 2003	**366**	**9,118**	**1,194**	**10,678**

* New share issue liquidity reduced by SEK 16 M for costs of issue after tax.

The accumulated translation difference since 1 January 1999 amounts to SEK –1,998 M (–743). This year's translation differences include currency effects from hedging operations of SEK –130 M.

PARENT COMPANY SEK M	Share capital	Premium reserve	Reserve fund	Unrestricted reserves	Total
Closing balance 31 December 2001	**354**	**6,885**	**645**	**3,856**	**11,740**
Repurchase of own convertible securities				–108	–108
Total changes in shareholders' equity not reported in the income statement				**–108**	**–108**
Net income				–26	–26
Dividend				–354	–354
Converted shares	2	125			127
New share issue	10	1,250			1,260
Closing balance 31 December 2002	**366**	**8,260**	**645**	**3,368**	**12,639**
Net income				–439	–439
Dividend				–457	–457
Closing balance 31 December 2003	**366**	**8,260**	**645**	**2,472**	**11,743**

Financial risk **management**

ASSA ABLOY is exposed to a variety of financial risks through its international business operations.

Organization and activities

ASSA ABLOY'S Finance Policy, which is reviewed annually by the Board of Directors, constitutes a framework of guidelines and regulations for the management of financial risks and financial activities. ASSA ABLOY'S financial activities are coordinated centrally within the subsidiary ASSA ABLOY Treasury SA in Switzerland, which acts as the Group's internal bank. External financial transactions are conducted by the internal bank, which also handles transactions involving foreign currencies and interest rates. The internal bank achieves many economies of scale when borrowing funds, fixing interest rates and exchanging currency flows.

Currency risks

Currency risks affect ASSA ABLOY mainly through translation of capital employed and net debt, through translation of income in foreign subsidiaries, and through flow of goods between countries.

Translation exposure

The effect arising on translation of capital employed is limited by the fact that financing is largely done in local currency.

The capital structure in each country is optimized based on local legislation. So far as this constraint allows, the currency exposure and gearing per currency should reflect the overall exposure and gearing for the whole Group to limit the effect from movements in individual currencies. The internal bank uses currency derivatives to supply the appropriate funding and eliminate currency exposure.

The table 'Net debt by main currencies' shows the use of currency forward contracts in association with funding, for main currencies. The forward contracts are used to neutralize the exposure arising between net debt and internal needs.

Net debt by main currencies (in millions)

Currency	Currency exposure	Forward contracts	External borrowing
USD	791	482	310
EUR	291	–609	900
SEK	1,684	193	1,493
GBP	83	83	0
Other	92	92	0
Total internal bank (SEK)	**11,884**	**0**	**11,884**
Overdrafts and other (SEK)			632
Cash and cash equivalents (SEK)			–880
Provisions for pensions (SEK)			723
Accrued financial items (SEK)			–69
Net debt (SEK)			**12,290**

Exposure of Group earnings

A general strengthening of the Swedish krona by one percent has a negative impact of about SEK 230 M on Group sales and SEK 6 M on Group earnings.

Transaction exposure

Currency risks in the form of transaction exposure, or the relative values of exports and imports of goods, are limited in the Group.

Nevertheless subsidiaries within the ASSA ABLOY Group hedge their transaction exposure by means of internal currency forward contracts with the internal bank. The policy is to hedge approximately 70 percent of currency flows from imports and exports forecasted to arise within the next twelve months.

External contracts
– volume of contracts maturing in 2004 (SEK M)

Contracts, nominal value*	Total sales 2003
1,579	24,080

* sum of absolute values using exchange rates at inception of contracts.

The internal bank hedges the exposure transferred from the subsidiaries. Open positions that may arise should always be kept below 1 percent equivalent of the Group's total assets.

Interest rate risks

Interest rate fluctuations have a direct impact on ASSA ABLOY's net interest expense, but there is also an indirect effect on the Group's operating income as a result of the impact of interest rates on the economy as a whole.

The internal bank is responsible for identifying and managing the Group's interest rate exposure. Interest duration in the Group is generally short, with an average duration of less than a year. At year-end, the average interest rate duration was about 8 months.

*Effective interest rate by main currencies**

USD	2.0%
EUR	3.4%
SEK	3.9%
GBP	3.9%
Average for the Group	2.9%

* These are the effective rates on external borrowing at year-end. Financing costs on total net debt amounted to 3.5% at year-end.

External funding and interest rate swap

The table 'External funding / Net debt' below gives an overview of interest rate swaps associated with debt. The internal bank swaps the full Euro EMTN loan to floating rates.

Sensitivity analysis

An increase of one percentage point in market rates would have a negative impact of SEK 89 million on interest expense for the year 2004.

Liquidity risks

Financing and liquidity risks are defined as the risks of being unable to meet payment obligations as a result of inadequate liquidity or difficulties in obtaining credit from external sources. The internal bank is responsible for external borrowing and external investments. ASSA ABLOY strives to have access, on every occasion, to both short-term and long-term loan facilities. The available facilities should include a reserve (facilities confirmed but not used) equivalent to 10 percent of the Group's total sales.

EXTERNAL FUNDING / NET DEBT (IN MILLIONS)

	Amount		Utilized				
Credit facilities	**SEK**	**End of facility**	**SEK**	**Cur-rency**	**Prin-cipal**	**Average interest rate duration**	**Interest rate swap associated**
Confirmed programs							
EMTN Program	13,608	Dec-06	5,443	EUR	600	2.9 years	Yes
Global CP Program	7,197	n/a	1,795	USD	250	22 days	No
Commercial Paper Program	5,000	n/a	1,493	SEK	1,493	37 days	No
MTN Program	2,722	Jun-06	1,814	EUR	200	fixed quarterly	No
Committed							
Multi-Currency RF A	2,449	Feb-05	0				
Multi-Currency RF B	4,990	Feb-07	0				
Incentive Program	907	Nov-06	907	EUR	100	fixed quarterly	No
Bank loan	432	Feb-06	432	USD	60	fixed six-monthly	Yes
Overdrafts and other	994	n/a	632				
Total credit facilities	**38,299**		**12,516**				
Cash and cash equivalents			–880				
Provisions for pensions			723				
Accrued financial items			–69				
Net debt			**12,290**				

Maturity structure
The column 'End of facility' in the table 'External funding / Net debt' shows that duration until repayment of debts contracted by the internal bank is not concentrated in the short term. Where there are many transactions with different maturities, the duration is computed by weighted average. At year-end, the total average duration was 22 months.

Ratings

	Short term	Long term	Outlook
Standard & Poor's	A2	A–	stable
Moody's	P2	n/a	stable

Credit risks

Financial risk management exposes ASSA ABLOY to certain counterparty risks. This exposure arises, for instance, from the placement of surplus cash, through the use of derivative instruments and from trade receivables.

ASSA ABLOY policy is to minimize the potential credit risk from cash surplus by having no cash in bank accounts and by using cash available from subsidiaries to amortize ASSA ABLOY debt. This objective is mainly controlled through the cash pool network put in place by the internal bank. Approximately 75 percent of commercial sales were settled through cash pools in 2003. Nevertheless the Group may deposit surplus funds on a short-term basis with banks to match maturities.

Derivative instruments are allocated to banks according to risk factors set in the Finance Policy to limit counterparty risk.

The internal bank enters into derivative contracts exclusively with banks participating in the syndicated credit system or with banks rated AAA and AA. An ISDA (full netting of transactions in case of default by one counterparty) is agreed in the case of interest derivatives.

Trade receivables are spread over a large number of individual clients, thus minimizing credit risk.

Financial instruments and accounting treatments

Financial derivative instruments such as currency and interest-rate forwards are used to the extent necessary. The object of using derivative instruments is solely to reduce exposure to financial risks. Financial derivative instruments are not used with speculative intent.

Currency derivatives hedging funding
All contracts hedging funding activity will mature within 12 months. Interest spreads are amortized into interest expense and income over the life of the contracts. The remaining spot parts of the contracts are revalued to the year-end spot market rates and charged to the income statement. The fair value of these contracts exceeds book value by SEK 2 M.

No currency options were held at end of year.

Currency derivatives hedging transaction exposure
Subsidiaries do not revalue their forward contracts on an ongoing basis. Currency effects from forward contracts are recorded when the underlying transactions are realized. Interest spreads are amortized into interest expense and income over the life of the contracts. The positions which may from time to time exist between internal contracts and their external hedge with banks are revalued to the year-end spot market rates and charged to the income statement. The year-end fair value of the external currency forward contracts with bank hedging transactions exposure exceeds book value by SEK 28 M.

Interest rate derivatives
Interest income and expense are recorded on an accrual basis. The fair value of interest rate derivatives is not recognized in the balance sheet. The year-end fair value of the outstanding contracts was SEK 112 M.

Notes

Note 1 Accounting and valuation principles

The Group's accounting and valuation principles comply with Sweden's Annual Accounts Act and the recommendations of the Swedish Financial Accounting Standards Council.

The new recommendations of the Financial Accounting Standards Council for 2003 were adopted from1 January 2003. This has not required any adjustment of figures for previously reported periods. In all other respects accounting principles are unchanged from previous years.

Consolidated accounts

The consolidated financial statements include the Parent Company and companies in which the Parent Company held more than 50 percent of the votes at year-end, as well as companies in which the Parent Company exercises control by some other means. The consolidated income statement includes companies acquired during the year, with values as from the date of acquisition. Income from companies sold during the year is included in the consolidated income statement for the period up to date of disposal. The consolidated financial statements are prepared in accordance with the purchase method, which means that the acquisition value of shares in subsidiaries is eliminated against their shareholders' equity at the time of acquisition. In this context, shareholders' equity in subsidiaries is determined on the basis of the fair value of assets, liabilities and provisions at the date of acquisition. If the acquisition value of shares in a subsidiary exceeds the acquired shareholders' equity as computed above, the difference is reported as goodwill, which is amortized according to plan. If the acquisition value of shares in subsidiaries is less than the acquired shareholders' equity, a provision for negative goodwill is made, which is dissolved in accordance with a defined plan.

Minority interests

Minority interests in the year's income statement and shareholders' equity are based on subsidiaries' accounts prepared in accordance with the Group's accounting principles. Minority participations in subsidiaries' equity are shown as a separate item in the consolidated balance sheet.

Associated companies

Associated companies are defined as companies which are not subsidiaries but companies in which the Parent Company has shareholdings which, directly or indirectly, represent at least 20 percent of all participations. Participations in associated companies are reported in accordance with the equity method. The consolidated income statement includes shares in the income before tax of associated companies. In cases in which the acquisition value of shares in associated companies was higher than the shareholders' equity in the acquired company at the acquisition date, the difference is amortized on the same basis as consolidated goodwill, following an analysis of the character of the surplus value, and is charged against share in earnings of associated companies. Participation in tax on associated companies' income is included in the Group's tax expense. In the consolidated balance sheet, shareholdings in associated companies are reported at the acquisition value, adjusted for dividends and participation in income after the date of acquisition. In determining the equity share, untaxed reserves are attributed to shareholders' equity after deduction for estimated tax.

Translation of foreign subsidiaries

The Group applies the so-called current method for translating the accounts of all foreign subsidiaries that are considered to operate with a high degree of independence. The current method means that all balance sheet items except net income are translated at the closing-day rate. Net income is translated at the average rate and the difference arising thereby is taken directly to unrestricted reserves. Subsidiaries' income statements are translated at the average rate for the financial year. Subsidiaries operating in high-inflation countries, e.g. Romania, are translated using the monetary method.

The Group hedges to a limited extent its investments in foreign net assets. Hedging is implemented through loans and forward exchange contracts. These are valued at the exchange rate prevailing at year-end. Exchange rate differences on hedging operations are eliminated from the income statement and, like differences that arise when foreign net assets are translated, are carried directly to shareholders' equity in the balance sheet. Interest differentials on forward contracts are annualized and reported in the income statement.

Exchange rates

The rates for currencies used in the Group were as follows (weighted average for the year and rate at year-end):

		Average rate	Year-end rate
Argentina	ARS	2.70	2.46
Australia	AUD	5.23	5.41
Bermuda	BMD	8.14	7.20
Brazil	BRL	2.61	2.48
Canada	CAD	5.74	5.56
Switzerland	CHF	6.01	5.82
Chile	CLP	0.012	0.012
China	CNY	0.97	0.87
Czech Republic	CZK	0.29	0.28
Denmark	DKK	1.23	1.22
Estonia	EEK	0.58	0.58
Euroland	EUR	9.12	9.07
United Kingdom	GBP	13.24	12.81
Hong Kong	HKD	1.04	0.93
Hungary	HUF	0.036	0.035
Indonesia	IDR	0.00094	0.00085
Israel	ILS	1.78	1.66
India	INR	0.17	0.16
Japan	JPY	0.070	0.067
Kenya	KES	0.11	0.09
Lithuania	LTL	2.64	2.63
Mauritius	MUR	0.29	0.27
Mexico	MXN	0.75	0.64
Malaysia	MYR	2.12	1.89
Nigeria	NGN	0.061	0.052
Norway	NOK	1.14	1.08
New Zealand	NZD	4.68	4.72
Poland	PLN	2.08	1.93
Romania	ROL	0.00024	0.00022
Russia	RUR	0.26	0.25
Singapore	SGD	4.63	4.23
Slovenia	SIT	0.039	0.038
Slovakia	SKK	0.22	0.22
Thailand	THB	0.19	0.18
USA	USD	8.07	7.20
Uruguay	UYU	0.29	0.25
South Africa	ZAR	1.08	1.08
Zimbabwe	ZWD	0.0099	0.009

Revenue recognition

Revenue recognition of sales of goods is reported at the time of delivery to the customer in accordance with the conditions of sale. All sales are reported less VAT, discounts, returns and freight. Intra-Group sales are eliminated from the consolidated income statement.

Intra-Group sales

Transfer pricing between Group companies is carried out at arm's length basis and thus at market prices. Internal profits arising from intra-Group sales have been eliminated in their entirety.

Leasing

Only operational leasing of limited scope occurs in the Group, and the leasing payments are expensed at a constant rate over the period of the contract.

Research and development

Research costs are expensed as they are incurred. The costs of development work are included in the balance sheet only to the extent that they are expected to generate future economic benefits. Such costs for development work are depreciated on a straight-line basis. Other development costs are expensed as they are incurred.

Depreciation according to plan

Depreciation according to plan is based on the historical cost of assets, with due consideration of the estimated economic life of the asset. A depreciation period of five years is applied for intangible rights. Group goodwill is amortized over 10–20 years, depending on the type of company acquired. Goodwill in well-established companies with independent and well-known brands is amortized over 10 years. Goodwill in companies that, in addition, constitute a strategic acquisition in terms of products or markets is amortized over 20 years. The depreciation period for office buildings is 50 years, and for industrial buildings 25 years. A depreciation period of 7–10 years is applied to machinery and other technical facilities. Equipment and tools are depreciated over 3–6 years.

Tax

The income statement reports all tax that is to be paid or received for the current year, adjustments relating to tax due for previous years, and changes in deferred tax. Tax sums have been calculated as nominal amounts in accordance with the tax regulations in each country and in accordance with tax rates that have either been decided or have been notified and can confidently be expected to be confirmed. For items reported in the income statement, associated tax effects are also reported in the income statement. The tax effects of items reported directly against shareholders' equity are themselves reported against shareholders' equity.

Deferred tax is accounted for under the balance sheet liability method. This means that deferred tax is accounted for on all temporary differences between the book values of assets and liabilities and their taxable values. Deferred tax receivables relating to tax losses carryforward or other future tax allowances are reported to the extent that it is probable that the allowance can be set against taxable income in future taxation. Deferred tax liabilities relating to temporary differences resulting from investments in subsidiaries are not reported in ASSA ABLOY's consolidated accounts since the Parent Company can always control the time at which the temporary differences are canceled and it is not considered likely that such cancelation will occur in the foreseeable future. In the Parent Company, because of the relationship between accounting and taxation, deferred tax liabilities on untaxed reserves are shown in the Parent Company's accounts as part of untaxed reserves.

Cash flow statement
The cash flow statement has been prepared according to the indirect method. The reported cash flow includes only transactions involving cash payments.

As well as cash and bank balances, cash and cash equivalents are taken to include short-term investments that (a) are exposed to only small risks of change in value and (b) are traded on an open market for known sums and have a maturity date less than three months from the date of acquisition.

Intangible and tangible fixed assets
Intangible and tangible fixed assets are reported at acquisition value after deduction for accumulated depreciation. Expenditure on improvements that raise an asset's performance above its original level increases the book value of the asset. Expenditure on repairs and maintenance is shown as a cost. Tangible and intangible fixed assets are depreciated on a straight-line basis over the asset's expected useful life. If the book value of an asset exceeds its estimated scrap value, the asset is immediately written down to its scrap value. A valuation model based on discounted future cash flow is used for regular impairment tests of goodwill.

Inventories
Inventories are valued in accordance with the FIFO (First in, first out) principle at the lower of acquisition value and net realizable value at year-end. Deductions are made for internal profits arising from deliveries between Group companies. Work in progress and finished goods include both direct costs incurred and an allocation of indirect manufacturing costs.

Receivables
Receivables are valued in the amounts that after individual assessment are expected to be received.

Foreign currencies
Receivables and liabilities are valued at the year-end rate. The forward rate has been used when exchange rates have been hedged by means of forward contracts. Transactions in foreign currencies are translated at the rate current on the transaction date. When the currency effects of future budgeted flows are hedged, the hedging instrument is not revalued for the changed exchange rates. The full effect of changes in exchange rates is shown in the income statement at the time that the hedging instrument falls due for payment.

Provisions
Provisions have been made for all obligations attributable to the fiscal year or prior fiscal years which, on the closing date, were likely to be incurred, but which were uncertain as to amount or date of payment.

Pensions
Methods for calculating pension costs and pension liabilities vary between countries. Companies follow their country's local rules and the reported figures are consolidated in the Group accounts.

Recommendation RR 29 'Employee benefits' will be adopted from 1 January 2004.

Note 2 Sales by country[1]

SEK M	2003	2002
USA	8,686	10,376
France	2,108	2,061
United Kingdom	1,585	1,602
Germany	1,261	1,079
Sweden	1,089	981
Australia	914	863
Spain	852	797
Mexico	731	993
Finland	709	663
Canada	691	733
Netherlands	650	487
Norway	545	600
Denmark	455	418
Italy	390	381
Asia (excluding China)	358	396
Belgium	311	273
Switzerland	260	178
Middle East	255	299
China	244	268
Czech Republic	240	228
New Zealand	234	190
South Africa	197	198
South America	195	194
Central America (excluding Mexico)	128	180
Russia	124	116
Portugal	110	96
Baltic countries	79	66
Poland	69	64
Romania	42	46
Other countries	568	571
Total	**24,080**	**25,397**

1 Sales to customers in each country.

Note 3 Salaries, wages, other remuneration and social costs

Salaries, wages and other remuneration (including performance-related bonuses awarded to managing directors, shown in brackets)

SEK M	Group 2003	Group 2002
Sweden	403 (3)	338 (5)
Finland	278 (1)	273 (–)
Norway	243 (1)	270 (1)
Denmark	123 (0)	115 (1)
Germany	480 (1)	426 (1)
United Kingdom	467 (2)	484 (1)
Belgium	57 (0)	47 (0)
France	576 (2)	564 (2)
Netherlands	120 (0)	103 (0)
Czech Republic	47 (0)	43 (–)
Canada	93 (0)	98 (0)
Australia	212 (1)	217 (1)
New Zealand	115 (–)	98 (–)
USA	2,143 (13)	2,575 (19)
China	74 (1)	75 (0)
Romania	17 (–)	14 (–)
Israel	62 (1)	69 (1)
Italy	107 (0)	100 (0)
South Africa	58 (–)	54 (1)
Mexico	215 (1)	268 (1)
Spain	267 (1)	257 (–)
Switzerland	149 (0)	112 (–)
South America	41 (0)	32 (–)
Other countries	79 (2)	69 (1)
Total	**6,426 (30)**	**6,701 (35)**
	Parent Company	
Sweden	**46 (0)**	**45 (4)**

Social costs (including pensions shown in brackets)

SEK M	Group 2003	Group 2002
Total	**1,925 (384)**	**2,049 (401)**
	Parent Company	
Sweden	**25 (12)**	**31 (17)**

Absence for illness[1]

%	Parent Company Women 2003	Men 2003	Total 2003
aged 29 or younger	1.1	–	0.4
– of which, long-term absence for illness	–	–	–
aged 30–49	1.9	0.3	1.3
– of which, long-term absence for illness	–	–	–
aged 50 or more	0.9	–	0.3
– of which, long-term absence for illness	–	–	–
Total	**1.7**	**0.2**	**1.0**

[1] During the period 1 July – 31 December 2003.

Note 4 Auditors' fees

SEK M	Group 2003	Group 2002	Parent Company 2003	Parent Company 2002
Audit				
PricewaterhouseCoopers	24	25	2	2
Others	4	6	–	–
Assignments other than audit				
PricewaterhouseCoopers	7	11	3	4
Others	3	6	1	1
Total	**38**	**48**	**6**	**7**

Note 5 Depreciation and amortization

SEK M	Group 2003	Group 2002	Parent Company 2003	Parent Company 2002
Goodwill	959	957	–	–
Intangible rights	35	30	1	0
Machinery	491	530	–	–
Equipment	255	255	2	3
Buildings	115	134	–	–
Land and land improvements	1	1	–	–
Total	**1,856**	**1,907**	**3**	**3**

Note 6 Operational leasing agreements

SEK M	Group 2003	Parent Company 2003
Leasing fees paid during the year:	276	9

SEK M	Group 2003	Parent Company 2003
Nominal value of agreed future leasing fees:		
Due for payment in 2004	215	10
Due for payment in 2005	91	10
Due for payment in 2006	64	10
Due for payment in 2007	43	10
Due for payment in 2008	33	10
Due for payment in 2009 or later	58	10
Total	**504**	**60**

Note 7 Non-recurring items

SEK M	Group 2003	Group 2002
Provision for restructuring	935	–
Write-downs of fixed assets and inventories	385	–
Total	**1,320**	**–**

Note 8 Income from participations in Group companies

SEK M	Parent Company 2003	Parent Company 2002
Dividends	733	280
Liquidation loss	–	–79
Write-downs of shares in subsidiaries	–700	–
Income from disposal of shares in subsidiaries	–	95
Total	**33**	**296**

Note 9 Financial items

SEK M	Group 2003	Group 2002	Parent Company 2003	Parent Company 2002
Dividends	0	0	–	–
Interest income and similar income items	176	211	3	12
Interest income from Group companies	–	–	478	535
Exchange-rate differences	48	19	–27	–12
Interest expenses and similar expense items	–721	–861	–363	–584
Interest expenses from Group companies	–	–	–531	–643
Total	**–497**	**–631**	**–440**	**–692**

Note 10 Tax

SEK M	Group 2003	Group 2002	Parent Company 2003	Parent Company 2002
Current tax paid	–572	–596	–	–
Tax attributable to prior years	–92	–7	–	–2
Deferred tax	109	–86	–	–
Total	**–556**	**–689**	**–**	**–2**

Explanation for the difference between nominal Swedish tax rate and effective tax rate based on income before tax and excluding non-recurring items of SEK 1,320 M.

Non-recurring items are expected to be wholly tax-deductible in future tax years.

Deferred tax has been applied to some SEK 350 M of non-recurring items, but not to the remainder because of existing deductions for losses in the countries concerned.

Percent	Group 2003	Group 2002
Swedish rate of tax on income	28.0	28.0
Effect of foreign tax rate	–3.5	–6.6
Non-deductible goodwill amortization	7.4	11.7
Other non-deductible expenses	5.4	3.4
Other	–1.8	–2.3
Effective tax rate before restructuring costs	**35.5**	**34.2**

Deferred tax liabilities and deferred tax receivables are made up as follows:

SEK M	Group 2003	Group 2002
Deferred tax liabilities		
Fixed assets	188	228
Inventories	75	75
Short-term receivables and liabilities	20	7
	283	**310**
Deferred tax receivables		
Fixed assets	95	85
Inventories	82	82
Short-term receivables and liabilities	5	77
Provisions	179	112
Tax-deductible losses	146	129
	507	**485**

Note 11 Intangible fixed assets

Goodwill

SEK M	Group 2003	Group 2002
Opening acquisition value	**18,943**	**18,513**
Purchases/acquisitions	1,030	2,629
Reclassifications	–	167
Translation differences	–1,888	–2,366
Closing accumulated acquisition value	**18,085**	**18,943**
Opening amortization	**–2,730**	**–2,142**
Reclassifications	–	1
Write-downs	–5	–2
Amortization for the year	–959	–957
Translation differences	374	370
Closing accumulated amortization	**–3,320**	**–2,730**
Closing net book value	**14,766**	**16,213**

Intangible rights

SEK M	Group 2003	Group 2002	Parent Company 2003	Parent Company 2002
Opening acquisition value	**407**	**409**	**1**	**–**
Purchases/acquisitions	62	46	3	1
Sales/disposals	–22	–2	–	–
Reclassifications	–1	0	–	–
Translation differences	–36	–46	–	–
Closing accumulated acquisition value	**410**	**407**	**4**	**1**
Opening amortization	**–235**	**–222**	**0**	**–**
Sales/disposals	2	2	–	–
Reclassifications	4	0	–	–
Write-downs	–	–3	–	–
Amortization for the year	–35	–30	–1	0
Translation differences	21	18	–	–
Closing accumulated amortization	**–243**	**–235**	**–1**	**0**
Closing net book value	**167**	**172**	**3**	**1**

Note 12 Tangible fixed assets

Buildings

SEK M	Group 2003	Group 2002
Opening acquisition value	**3,012**	**3,041**
Purchases/acquisitions	117	179
Sales/disposals	–51	–18
Reclassifications	27	88
Translation differences	–231	–278
Closing accumulated acquisition value	**2,874**	**3,012**
Opening depreciation	**–861**	**–813**
Sales/disposals	21	5
Reclassifications	–13	–20
Write-downs	–155	–16
Depreciation for the year	–115	–134
Translation differences	98	117
Closing accumulated depreciation	**–1,025**	**–861**
Closing net book value	**1,849**	**2,151**

The taxable value of the Group's Swedish buildings was SEK 90 M.

Land and land improvements

SEK M	Group 2003	Group 2002
Opening acquisition value	**681**	**707**
Purchases/acquisitions	23	10
Sales/disposals	–4	–1
Reclassifications	–13	28
Translation differences	–42	–63
Closing accumulated acquisition value	**645**	**681**
Opening depreciation	**–8**	**–8**
Sales/disposals	0	–
Reclassifications	2	0
Write-downs	–10	–
Depreciation for the year	–1	–1
Translation differences	1	1
Closing accumulated depreciation	**–16**	**–8**
Closing net book value	**629**	**673**

The taxable value of the Group's Swedish land was SEK 12 M.

Machinery

SEK M	Group 2003	Group 2002
Opening acquisition value	**5,321**	**5,967**
Purchases/acquisitions	474	529
Sales/disposals	–249	–69
Reclassifications	17	–185
Translation differences	–686	–921
Closing accumulated acquisition value	**4,877**	**5,321**
Opening depreciation	**–2,904**	**–3,058**
Sales/disposals	206	58
Reclassifications	9	60
Write-downs	–177	–2
Depreciation for the year	–491	–530
Translation differences	487	568
Closing accumulated depreciation	**–2,870**	**–2,904**
Closing net book value	**2,007**	**2,417**

Equipment

SEK M	Group 2003	Group 2002	Parent Company 2003	Parent Company 2002
Opening acquisition value	**1,467**	**1,527**	**14**	**26**
Purchases/acquisitions	212	267	5	3
Sales/disposals	–189	–122	–2	–15
Reclassifications	33	–7	–	–
Translation differences	–197	–198	–	–
Closing accumulated acquisition value	**1,326**	**1,467**	**17**	**14**
Opening depreciation	**–787**	**–783**	**–9**	**–13**
Sales/disposals	164	99	2	7
Reclassifications	–5	15	–	–
Write-downs	–15	–2	–	–
Depreciation for the year	–255	–255	–2	–3
Translation differences	143	139	–	–
Closing accumulated depreciation	**–755**	**–787**	**–9**	**–9**
Closing net book value	**571**	**680**	**8**	**5**

Construction in progress

SEK M	Group 2003	Group 2002
	273	254

Note 13 Shares in subsidiaries

Parent Company	Organization number, Registered Office	Number of shares	% of share capital	Book value SEK M
ASSA ABLOY Scandinavia AB	556061-8455 Eskilstuna	70	100	14
Timelox AB	556214-7735 Landskrona	15,000	100	40
AA Besam AB	556204-8511 Landskrona	1,000	100	0
Metget AB	556514-7997 Ronneby	30,491	100	53
Aug. Stenman AB	556047-9148 Eskilstuna	400	100	0
ASSA ABLOY Global Technology Management AB	556645-4087 Stockholm	1,000	100	0
ASSA ABLOY Svensk Fastighets AB	556645-0275 Stockholm	1,000	100	0
ASSA ABLOY OY	1094741-7 Joensuu	800,000	100	631
ASSA ABLOY Norge a.s.	979207476 Moss	150,000	100	538
ASSA ABLOY Danmark A/S	CVR 10050316 Herlev	60,500	100	376
ASSA ABLOY Deutschland GmbH	HR B 66227 Berlin	2	100	1,394
Lips Nederland BV	23028070 Dordrecht	3,515	100	70
Ambouw B.V.	31021889 Hoevelaken	25	100	29
Striffler Nederland B.V.	08017187 Amersfoort	25	100	1
VEMA Sales B.V.	18066659 Amsterdam	180	100	2
ASSA ABLOY France SAS	412140907 R.C.S. Versailles	12,499,999	100	1,582
Interlock Holding AG	CH-020.3.913.588-8 Zürich	10,736	98	59
ASSA ABLOY Ltd	2096505 Willenhall	1,330,000	100	976
Yale Security Products SpA	79370 Aprilia, Latina	240,000	100	598
Mul-T-Lock Ltd	520036583 Yavne	13,787,856	90	1,079
ASSA ABLOY Holdings (SA) Ltd	1948/030356/06 Johannesburg	100,220	100	184
ASSA ABLOY Inc	39347-83 Salem, Oregon	100	100	2,319
Abloy Holdings Ltd	1148165260 St Laurent	1	100	13
ASSA ABLOY Australia Pacific Pty Ltd	ACN 095354582 Oakleigh, Victoria	48,190,000	100	242
ASSA ABLOY South Asia Pte Ltd	199804395K Singapore	100,000	100	28
Effeff International Security Systems Co.	3172 Tianjin	1	100	0
Yale Security Mexico, S.A de C.V.	YSM9612049Y4 Mexico D.F.	231,299,904	100	225
Grupo Industrial Phillips, S.A de C.V.	GIP980312169 Mexico	27,036,635	100	862
Lips Technology BV	33274584 Amsterdam	400	100	0
ASSA ABLOY Innovation AB	556192-3201 Eskilstuna	2,500	100	1
ASSA ABLOY Hospitality AB	556180-7156 Stockholm	1,000	100	5
ASSA ABLOY Treasury S.A.	CH-660-2045998-0 Geneva	205,500,000	100	11,354
ASSA ABLOY Reinsurance S.A.	CH-660-1690000-9 Geneva	300,000	100	17
ASSA ABLOY Int. Management Services Ltd	EC21330 Bermuda	100,100	100	423
Codas Electrónica S.A.	8805 Buenos Aires	120	1	0
ASSA ABLOY Asia Pacific Ltd	53451 Hong Kong	1,000,000	100	72
Total				**23,187**

Note 14 Other financial fixed assets

Shares in associated companies Group	Organization number, Registered Office	Number of shares	% of share capital	Book value SEK M
Talleres Agui S.A.	A20065744 Astigarraga	4,802	40	17
Låsgruppen Wilhelm Nielsen AS	934372816 Bergen	305	50	15
Cerraduras de Colombia Cerracol S.A	00008028 Bogotá	182,682	29	2
Renato Fattorini SRL	8727 Pavia	–	25	1
Other		–	–	2
Total				**37**

Note 14 *Continued*

	Group		Parent Company	
SEK M	2003	2002	2003	2002
Shares in associated companies	37	41	–	–
Other shares and participations	79	47	41	41
Long-term receivables	94	94	–	–
Total	**210**	**182**	**41**	**41**

Note 15 Inventories

	Group	
SEK M	2003	2002
Materials and stock items	825	1,031
Work in progress	967	1,152
Finished goods	1,210	1,390
Paid in advance	28	22
Total	**3,030**	**3,595**

Note 16 Number of shares

	Series A shares	Series B shares	Share capital
Number of shares on 31 December 2002	19,175,323	346,742,711	365,918,034
Number of shares on 31 December 2003	19,175,323	346,742,711	365,918,034

All shares have a par value of SEK 1.00 and provide the holders with equal rights to the Company's assets and earnings. Each Series A share carries 10 votes and each Series B share one vote.

The average number of shares during the year, rounded to the nearest thousand, was 365,918 thousand (359,952 thousand). The average number of shares after full conversion, similarly rounded, was 370,935 thousand (366,716 thousand).

The proposed dividend is SEK 1.25 per share or a maximum total dividend of SEK 457 M.

Note 17 Long-term liabilities due for payment later than five years after the financial year-end

	Group	
SEK M	2003	2002
Liabilities to credit institutions	44	50
Other liabilities	1	1
Total	**45**	**51**

Note 18 Corporate credit line

Check credits granted to the Group totaled SEK 903 M (928), of which SEK 264 M (117) was utilized.

Note 19 Convertible debenture bonds

SEK M	2003	2002
	907	916

INCENTIVE 2001 has a variable interest rate equivalent to 0.9 x EURIBOR + 54 basis points. Convertible debenture loans within INCENTIVE 2001 can be converted in October/November 2006. Full conversion at a conversion rate of EUR 15.80 for Bond 1, of EUR 19.00 for Bond 2, of EUR 22.10 for Bond 3 and of EUR 25.30 for Bond 4 will add 5,017,432 shares. The dilution effects with full conversion will amount to 1.35 percent of share capital and 0.92 percent of the total number of votes. The program has a total value of EUR 100 M.

Note 20 Accrued expenses and prepaid income

	Group		Parent Company	
SEK M	2003	2002	2003	2002
Personnel-related expenses	747	801	13	21
Interest expenses	43	66	24	29
Other	1,072	1,134	7	5
Total	**1,862**	**2,001**	**44**	**55**

Note 21 Assets pledged

	Group	
SEK M	2003	2002
Relating to long-term liabilities to credit institutions:		
Real-estate mortgages	46	49
Chattel mortgages	0	0
Total	**46**	**49**

Note 22 Contingent liabilities

	Group		Parent Company	
SEK M	2003	2002	2003	2002
Guarantees	120	123	109	103
Guarantees on behalf of subsidiaries	567	321	7,104	7,110
Other	9	2	–	–
Total	**696**	**446**	**7,213**	**7,213**

Regarding legal disputes see Report of the Board of Directors, Page 41.

Note 23 Average number of employees by country and by gender

	Women		Men		Total	
	2003	2002	2003	2002	2003	2002
USA	1,919	2,040	4,505	4,505	6,424	6,545
Mexico	2,113	2,215	1,282	1,398	3,395	3,613
France	926	953	1,491	1,467	2,417	2,420
China	1,035	1,132	1,008	1,029	2,043	2,161
United Kingdom	813	854	946	935	1,759	1,789
Sweden	492	444	790	669	1,282	1,113
Germany	471	470	790	747	1,261	1,217
Finland	420	435	687	706	1,107	1,141
Australia	392	419	589	574	981	993
Spain	310	290	667	654	977	944
Czech Republic	460	450	362	347	822	797
Romania	351	304	470	379	821	683
South America	156	138	546	392	702	530
Norway	219	230	468	491	687	721
South Africa	324	391	345	470	669	861
Italy	253	266	285	303	538	569
New Zealand	145	144	362	369	507	513
Netherlands	100	83	320	236	420	319
Israel	67	73	273	278	340	351
Canada	60	60	256	255	316	315
Switzerland	122	94	184	142	306	236
Denmark	118	140	154	167	272	307
Belgium	64	61	117	97	181	158
Other countries	175	160	306	298	481	458
Total	**11,505**	**11,846**	**17,203**	**16,908**	**28,708**	**28,754**
Parent Company						
Sweden	23	19	20	18	43	37

Gender split in Company management

Group	Women 2003	Men 2003	Total 2003
Board of Directors	2	11	13
Executive Team	–	7	7
Total	**2**	**18**	**20**

Note 24 Cash and cash equivalents

	Group		Parent Company	
SEK M	**2003**	**2002**	**2003**	**2002**
Cash and bank balances	713	1,082	633	198
Short-term investments	167	326	19	2
Cash and cash equivalents	**880**	**1,408**	**652**	**200**

Short-term investments shown in the consolidated balance sheet at year-end were SEK 375 M (410), of which SEK 208 M (84) were either non-realizable receivables with a term to maturity of more than three months or investments in securities. These items are not classified as cash and cash equivalents and are not included in the above table.

Short-term investments shown in the Parent Company's balance sheet were SEK 19 M (2).

Note 25 Cash flow

SEK M	Group 2003	Group 2002
ADJUSTMENTS FOR NON-CASH ITEMS		
Change in pension provisions	62	–6
Adjustment for non-cash items	**62**	**–6**
PAID AND RECEIVED INTEREST		
Interest paid	–697	–796
Interest received	177	216
Paid and received interest	**–520**	**–580**
CHANGE IN WORKING CAPITAL		
Inventory increase/decrease (–/+)	274	169
Accounts receivable increase/decrease (–/+)	–120	197
Other short-term receivables increase/decrease (–/+)	6	122
Trade and other short-term payables increase/decrease (+/–)	8	–83
Change in working capital	**168**	**405**
NET CAPITAL EXPENDITURE		
Purchases of tangible fixed assets	–952	–1,070
Sales of tangible fixed assets	258	231
Net capital expenditure	**–694**	**–839**
INVESTMENTS IN SUBSIDIARIES		
Acquired assets and liabilities according to acquisition analyses:		
Intangible fixed assets	–1,106	–2,630
Tangible fixed assets	–156	–244
Inventory	–116	–254
Accounts receivable	–196	–489
Other receivables	–172	–243
Long-term liabilities	96	24
Accounts payable	137	125
Other short-term liabilities	90	284
Less, acquired net debt	169	92
Purchase price	**–1,254**	**–3,335**
Less, acquired cash and cash equivalents	23	140
Less, unpaid part of purchase price	198	–
Less/Plus, paid parts of purchase price relating to previous years	–63	–230
Investments in subsidiaries	**–1,096**	**–3,425**
INVESTMENTS IN ASSOCIATED COMPANIES		
Investments in associated companies	8	–9
Investments in associated companies	**8**	**–9**
OTHER INVESTMENTS		
Investments in other shares	–31	–
Investments in / sales of other financial assets	–14	5
Other investments	**–45**	**5**

Note 26 Net debt

SEK M	Group 2003	Group 2002
Cash and bank balances	–713	–1,082
Short-term interest-bearing investments	–375	–410
Long-term interest-bearing receivables	–60	–64
Long-term interest-bearing liabilities	8,894	9,232
Short-term interest-bearing liabilities	3,821	5,289
Pension provisions	723	1,023
Total	**12,290**	**13,989**

Proposed disposition of **earnings**

As shown in the consolidated balance sheet, the Group's unrestricted equity amounts to SEK 1,194 M (1,672). No transfer to the Group's restricted equity is required.

The following unappropriated earnings are available for disposition by the shareholders at the Annual General Meeting:

Net income for the year: SEK –439 M
Unappropriated earnings brought forward: SEK 2,911 M
Total: SEK 2,472 M

The Board of Directors and the President propose that a dividend of SEK 1.25 per share, a maximum total of SEK 457 M, be distributed to shareholders and that the remainder be carried forward to the new financial year.

Stockholm, 5 February 2004

Georg Ehrnrooth
Chairman

Melker Schörling
Vice Chairman

Carl-Henric Svanberg
Vice Chairman

Bo Dankis
President

Gustaf Douglas

Per-Olof Eriksson

Lotta Lundén

Sven-Christer Nilsson

Patricia O'Driscoll

Mats Persson
Employee representative

Seppo Liimatainen
Employee representative

Our audit report was issued on 6 February 2004

PricewaterhouseCoopers AB

Anders Lundin
Authorized Public Accountant

Audit **report**

To the General Meeting of the shareholders of ASSA ABLOY AB
Corporate Organization number 556059-3575

We have audited the annual accounts, the consolidated accounts, the accounting records and the administration of the Board of Directors and the President of ASSA ABLOY AB (publ.) for the financial year 2003. These accounts and the administration of the Company are the responsibility of the Board of Directors and the President. Our responsibility is to express an opinion on the annual accounts, the consolidated accounts and the administration based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Sweden. Those standards require that we plan and perform the audit to obtain reasonable assurance that the annual accounts and the consolidated accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounts. An audit also includes assessing the accounting principles used and their application by the Board of Directors and the President, as well as evaluating the overall presentation of information in the annual accounts and the consolidated accounts. As a basis for our opinion concerning discharge from liability, we examined significant decisions, actions taken and circumstances of the Company in order to be able to determine the liability, if any, to the Company of any Board member or the President. We also examined whether any Board member or the President has, in any other way, acted in contravention of the Companies Act, the Annual Accounts Act or the Articles of Association. We believe that our audit provides a reasonable basis for our opinion set out below.

The annual accounts and the consolidated accounts have been prepared in accordance with the Annual Accounts Act and, thereby, give a true and fair view of the Company's and the Group's financial position and results of operations in accordance with generally accepted accounting principles in Sweden.

We recommend to the General Meeting of shareholders that the income statements and balance sheets of the Parent Company and the Group be adopted, that the profit for the Parent Company be dealt with in accordance with the proposal in the administration report and that the members of the Board of Directors and the President be discharged from liability for the financial year.

Stockholm 6 February 2004

PricewaterhouseCoopers AB

Anders Lundin
Authorized Public Accountant

Comments on 'Five years in summary'

1999

Continued good organic growth and benchmarking between the operational units produced further improvements in margins. During the year a total of eleven companies were acquired. The major acquisitions were Lockwood, Australia's leading lock manufacturer; effeff, a world-leading manufacturer of electric strikes; and Mul-T-Lock, Israel's leading manufacturer of locks and high-security cylinders. The acquisitions were financed in part by a fully subscribed share issue, which brought in SEK 2.0 billion. During the year a bonus issue and split were also carried out.

2000

Continued good organic growth and benchmarking between the operational units produced further improvements in margins. Yale Intruder Security, the lock division of Williams plc, was acquired during the year. A new share issue to provide part of the financing for the Yale Intruder Security acquisition was 99.9 percent subscribed and brought in SEK 1.5 billion. 19.8 million Series B shares were also issued as part payment to Williams plc. The American company HID Corporation, a world leader in the field of contactless cards and card readers using radio-frequency identification technology, was also acquired at the end of the year.

2001

Organic growth was held back by rationalization of the product range, mainly in acquired units. The reported operating margin was reduced by dilution from acquired units.

Nine companies in total were acquired during the year – including a majority stake in the US steel-door manufacturer UDP, plus Tesa in Spain, Phillips in Mexico and Interlock in New Zealand – which added strength in both geographical and product terms.

In 2001 ASSA ABLOY changed its financing, largely replacing the previous bank financing with capital-market-based long-term bonds and short-term financing. A convertible-based incentive program for the Group's employees was launched.

2002

The year saw continuing improvements and growth despite difficult market conditions. ASSA ABLOY's long-term efforts to reduce working capital and achieve cost-efficient capital expenditure produced a very strong cash flow. Operating cash flow after payment of tax amounted to SEK 3 billion, an increase of 67 percent over 2001. A more precise focus was directed towards Group-wide purchasing, with targets set for reducing the number of suppliers and exploiting Group synergies.

Besam, the world leader in door automatics, was acquired during the year.

2003

Business was affected by weak demand in major markets in Europe and North America. Substantial negative exchange-rate effects due mainly to the weak US dollar reduced figures for both sales and income. The main acquisitions were in Europe in the Identification sector.

Following the appointment of Bo Dankis as the Group's new President and CEO, a new organization consisting of four divisions (EMEA, Americas, Asia Pacific and Global Technologies) was implemented. The Executive Team was reduced from 17 people to seven. A two-year action program entitled 'Leverage and Growth' was launched towards the end of the year. Restructuring costs linked to the action program amounted to SEK 1,320 M. The aims of the program are to realize Group synergies and strengthen sustained organic growth.

Five years in **summary**

(Amounts in SEK M unless stated otherwise)	1999[1]	2000[1]	2001	2002	2003
Sales and income					
Sales	10,277	14,394	22,510	25,397	24,080
Organic growth, %	5	5	3	2	0
Acquired growth, %	13	32	44	15	5
Operating income before depreciation (EBITDA)	1,861	2,705	4,020	4,545	4,249
Depreciation and amortization	667	985	1,721	1,907	1,856
Operating income before goodwill amortization (EBITA)	1,382	2,107	3,159	3,595	3,352
Operating income (EBIT)	1,194	1,720	2,133	2,638	1,073
Income before tax (EBT)	981	1,402	1,476	2,015	583
Net income	619	915	949	1,270	9
Cash flow					
Operating cash flow	1,218	1,756	2,338	3,525	3,265
Operating cash flow / Income before tax (EBT)	1.24	1.25	1.42[2]	1.75	1.72[2]
Capital employed and financing					
Capital employed	8,534	19,779	27,861	26,701	22,984
– of which goodwill	3,246	12,078	16,371	16,213	14,766
Net debt	2,998	8,560	15,534	13,989	12,290
Minority interests	267	560	481	331	16
Shareholders' equity	5,269	10,659	11,846	12,381	10,678
Data per share, SEK					
Earnings per share after tax and before conversion	2.16	2.76	2.99[2]	3.53	3.30[2]
Earnings per share after tax and full conversion (EPS)	2.00[3]	2.73	2.98[2]	3.53	3.31[2]
Earnings per share after tax and full conversion excluding goodwill	2.61	3.88	5.39[2]	6.13	5.89[2]
Cash earnings per share after tax and full conversion (CEPS)	4.10[3]	5.81	8.07[2]	9.08	8.61[2]
Shareholders' equity per share after full conversion	16.95[3]	30.58	35.80	35.85	31.23
Dividend per share (for 2003, as proposed by the Board)	0.74	0.90	1.00	1.25	1.25
Price of Series B share at year-end	119.50	184.50	151.00	99.50	85.50
Key data					
Gross margin (EBITDA), %	18.1	18.8	17.9	17.9	17.6
Operating margin before goodwill amortization (EBITA), %	13.5	14.6	14.0	14.2	13.9
Operating margin (EBIT), %	11.6	12.0	10.2[2]	10.4	9.9[2]
Profit margin (EBT), %	9.5	9.7	7.3[2]	7.9	7.9[2]
Return on capital employed, %	15.6	13.7	9.7[2]	9.9	9.6[2]
Return on capital employed before goodwill, %	28.7	34.2	32.9[2]	33.3	34.4[2]
Operational return on capital employed, %	17.9	16.7	13.3[2]	13.4	13.3[2]
Return on shareholders' equity, %	16.2	13.3	8.9[2]	9.9	9.9[2]
Equity ratio, %	49.2	43.1	35.6	38.2	35.9
Net debt / Equity ratio, times	0.57	0.80	1.31	1.13	1.15
Interest coverage ratio, times	5.3	5.5	3.5	3.9	4.7
Interest on convertible debenture loan after tax, SEK M	8.7	8.5	9.0	27.2	17.8
Number of shares, thousands	314,409	352,453	353,751	365,918	365,918
Number of shares after full conversion, thousands	324,200	356,712	361,730	370,935	370,935
Average number of employees	12,654	16,881	24,211	28,754	28,708

1 Key data for 1999 and 2000 have been adjusted for changes in accounting principles.
2 *Excluding non-recurring items.*
3 Adjusted for new share issue with a correction factor of 0.987.

Quarterly **information**

THE GROUP IN SUMMARY (Amounts in SEK M unless stated otherwise)	Q1 2002	Q2 2002	Q3 2002	Q4 2002	Full year 2002	Q1 2003	Q2 2003	Q3 2003	Q4 2003	Full year 2003
Sales	6,303	6,245	6,459	6,389	25,397	6,124	5,930	5,930	6,096	24,080
Organic growth[1]	0%	4%	3%	2%	2%	0%	–2%	0%	2%	0%
Gross income	**2,408**	**2,438**	**2,506**	**2,520**	**9,871**	**2,390**	**2,299**	**2,333**	**2,445**	**9,467**
Gross income / Sales	38.2%	39.0%	38.8%	39.4%	38.9%	39.0%	38.8%	39.3%	40.1%	39.3%
Operating income before depreciation (EBITDA)	**1,104**	**1,106**	**1,172**	**1,163**	**4,545**	**1,078**	**993**	**1,044**	**1,135**	**4,249**
Gross margin (EBITDA)	17.5%	17.7%	18.1%	18.2%	17.9%	17.6%	16.7%	17.6%	18.6%	17.6%
Depreciation	–242	–239	–239	–231	–950	–232	–223	–219	–223	–897
Operating income before goodwill amortization (EBITA)	**863**	**867**	**933**	**932**	**3,595**	**846**	**770**	**824**	**912**	**3,352**
Operating margin before goodwill amortization (EBITA)	13.7%	13.9%	14.5%	14.6%	14.2%	13.8%	13.0%	13.9%	15.0%	13.9%
Goodwill amortization	–232	–232	–247	–246	–957	–244	–237	–238	–240	–959
Non-recurring items	–	–	–	–	–	–	–	–	–1,320	–1,320
Operating income (EBIT)	**630**	**635**	**686**	**686**	**2,638**	**602**	**533**	**586**	**–648**	**1,073**
Operating margin (EBIT)	10.0%	10.2%	10.6%	10.7%	10.4%	9.8%	9.0%	9.9%	11.0%[3]	9.9%[3]
Financial items	–171	–154	–165	–141	–631	–135	–129	–120	–113	–497
Income before tax (EBT)	**461**	**484**	**523**	**547**	**2,015**	**468**	**407**	**467**	**–758**	**583**
Profit margin (EBT)	7.3%	7.7%	8.1%	8.6%	7.9%	7.6%	6.9%	7.9%	9.2%[3]	7.9%[3]
Tax	–162	–170	–184	–173	–689	–165	–143	–165	–83	–556
Minority interest	–14	–13	–17	–12	–56	–4	–7	–4	–4	–18
Net income	**284**	**301**	**322**	**363**	**1,270**	**299**	**257**	**299**	**–845**	**9**

OPERATING CASH FLOW	Q1 2002	Q2 2002	Q3 2002	Q4 2002	Full year 2002	Q1 2003	Q2 2003	Q3 2003	Q4 2003	Full year 2003
Operating income before goodwill amortization (EBITA)	863	867	933	932	3,595	846	770	824	912	3,352
Depreciation	242	239	239	231	950	232	223	219	223	897
Net operating capital expenditure	–155	–212	–138	–335	–839	–157	–184	–163	–190	–694
Change in working capital	–155	148	137	274	405	–298	–83	291	258	168
Paid and received interest	–160	–169	–145	–107	–581	–88	–169	–107	–156	–520
Adjustment for non-cash items	8	12	–24	–1	–5	29	21	–11	22	62
Operating cash flow	**643**	**886**	**1,002**	**994**	**3,525**	**564**	**578**	**1,054**	**1,069**	**3,265**
Operating cash flow / Income before tax	1.40	1.83	1.91	1.82	1.75	1.21	1.42	2.26	1.90[3]	1.72[3]

CHANGE IN NET DEBT	Q1 2002	Q2 2002	Q3 2002	Q4 2002	Full year 2002	Q1 2003	Q2 2003	Q3 2003	Q4 2003	Full year 2003
Net debt at beginning of period	15,534	14,987	12,640	15,116	15,534	13,989	13,702	13,405	12,829	13,989
Operating cash flow	–643	–886	–1,002	–994	–3,525	–564	–577	–1,054	–1,069	–3,265
Paid tax	162	216	101	38	517	333	97	151	198	779
Acquisitions	148	149	3,151	121	3,569	106	39	675	535	1,355
New share issue	–	–1,244[2]	–	–	–1,244[2]	–	–	–	–	–
Dividend	–	354	–	–	354	–	457	–	–	457
Translation differences	–215	–936	226	–291	–1,216	–162	–312	–348	–203	–1,025
Net debt at end of period	**14,987**	**12,640**	**15,116**	**13,989**	**13,989**	**13,702**	**13,405**	**12,829**	**12,290**	**12,290**
Net debt / Equity ratio, times	1.26	1.04	1.21	1.13	1.13	1.10	1.12	1.09	1.15	1.15

CAPITAL EMPLOYED AND FINANCING	Q1 2002	Q2 2002	Q3 2002	Q4 2002	Q1 2003	Q2 2003	Q3 2003	Q4 2003
Capital employed	27,285	25,209	28,035	26,701	26,452	25,683	24,743	22,984
– of which goodwill	15,744	14,531	16,956	16,213	15,755	15,137	14,910	14,766
Net debt	14,987	12,640	15,116	13,989	13,702	13,405	12,829	12,290
Minority interest	437	389	402	331	315	295	143	16
Shareholders' equity	11,861	12,180	12,517	12,381	12,435	11,983	11,772	10,678

[1] Organic growth relates to comparable units after adjusting for acquisitions and changes in exchange rates.
[2] New share issue liquidity is reduced by SEK 16.3 M for costs of issue after tax.
[3] Excluding non-recurring items.

DATA PER SHARE SEK	Q1 2002	Q2 2002	Q3 2002	Q4 2002	Full year 2002	Q1 2003	Q2 2003	Q3 2003	Q4 2003	Full year 2003
Earnings per share after tax and before conversion	0.80	0.85	0.88	1.00	3.53	0.82	0.70	0.82	0.96[1]	3.30[1]
Earnings per share after tax and full conversion	0.81	0.84	0.88	1.00	3.53	0.82	0.71	0.81	0.97[1]	3.31[1]
Earnings per share after tax and full conversion excluding goodwill	1.45	1.48	1.55	1.65	6.13	1.48	1.34	1.46	1.61[1]	5.89[1]
Cash earnings per share after tax and full conversion	2.15	2.17	2.24	2.52	9.08	2.13	2.10	2.09	2.29[1]	8.61[1]
Shareholders' equity per share after full conversion	35.76	35.64	36.53	35.85	35.85	36.01	34.77	34.14	31.23	31.23

NUMBER OF SHARES	Q1 2002	Q2 2002	Q3 2002	Q4 2002	Q1 2003	Q2 2003	Q3 2003	Q4 2003
Number of shares before conversion, thousands	353,799	355,340	356,276	359,952	365,918	365,918	365,918	365,918
Number of shares after full conversion, thousands	361,730	363,222	366,089	366,716	370,935	370,935	370,935	370,935

[1] Excluding non-recurring items.

Definitions

Organic growth:
Change in sales for comparable units after adjustments for acquisitions and currency-rate effects.

Gross margin (EBITDA):
Operating income before depreciation and amortization as a percentage of sales.

Operating margin before goodwill amortization (EBITA):
Operating income before goodwill amortization as a percentage of sales.

Operating margin (EBIT):
Operating income as a percentage of sales.

Profit margin (EBT):
Income before tax as a percentage of sales.

Operating cash flow:
See consolidated cash flow statement.

Net capital expenditure:
Investments in tangible fixed assets less disposals of tangible fixed assets.

Depreciation:
Depreciation/amortization of intangible and tangible fixed assets.

Net debt:
Interest-bearing liabilities less interest-bearing investments.

Capital employed:
Total assets less interest-bearing assets and non-interest-bearing liabilities including deferred tax liability.

Capital employed excluding goodwill:
Total assets less interest-bearing assets and non-interest-bearing liabilities including deferred tax liability and goodwill.

Equity ratio:
Shareholders' equity including minority interests as a percentage of total assets.

Interest coverage ratio:
Income before tax plus net interest divided by net interest.

Return on shareholders' equity:
Net income plus interest expenses after tax for convertible debenture loans as a percentage of average shareholders' equity after full conversion.

Return on capital employed before goodwill:
Income before tax plus net interest and goodwill amortization as a percentage of average capital employed excluding goodwill.

Return on capital employed:
Income before tax plus net interest as a percentage of average capital employed.

Operational return on capital employed:
Income before tax plus net interest and goodwill amortization as a percentage of average capital employed.

Earnings per share after tax and full conversion:
Net income plus interest expenses after tax for convertible debenture loans per weighted average number of shares after full conversion.

Earnings per share after tax and full conversion excluding goodwill:
Net income excluding goodwill amortization plus interest expenses after tax for convertible debenture loans per weighted average number of shares after full conversion.

Cash earnings per share after tax and full conversion:
Net income plus interest expenses after tax for convertible debenture loans, plus depreciation and amortization, plus profit share from minority interests, less profit share from associated companies and adjustments for changes in deferred tax, per weighted average number of shares after full conversion.

Shareholders' equity per share after full conversion:
Shareholders' equity plus convertible debenture loans per share after full conversion.

The ASSA ABLOY **share**

ASSA ABLOY AB has been listed on the Stockholm Stock Exchange since 8 November 1994.

In October 1995, the share was moved to the A list. The share capital at year-end amounted to SEK 365,918,034, distributed among 19,175,323 Series A shares and 346,742,711 Series B shares. All shares have a par value of SEK 1.00 and provide the holders with equal rights to the Company's assets and earnings. Each Series A share carries 10 votes and each Series B share one vote. The trading lot is 200 shares.

Share price movement

The price of the ASSA ABLOY share fell by 14 percent in 2003. During the same period, the Stockholm Exchange All-Share index (SAX) rose by 30 percent. The share's closing price at year-end was SEK 85.50, corresponding to a market capitalization of SEK 31,286 M. Including all shares due for conversion, the market capitalization is calculated to be SEK 31,715 M.

Trading

During the year a total of 713 million shares (355) were traded, which is an average of 2.9 million shares (1.4) per trading day and represents about 203 percent (101) of the issued shares.

Ownership structure

The number of shareholders at year-end was 26,214 (21,450). Investors outside Sweden, including Wärtsilä Corporation, account for 49 percent (57) of the capital.

Dividend and dividend policy

The Board of Directors and President propose that SEK 1.25 per share (1.25) be paid, a maximum total of SEK 457 M, as a dividend to shareholders for the 2003 financial year, corresponding to a direct return of 1.5 percent (1.3) on the Series B share. The aim is that, in the long term, the dividend should correspond to approximately one-third of ASSA ABLOY's average earnings after standard tax of 28 percent, but always taking into account ASSA ABLOY's long-term financial requirements.

SHARE PRICE MOVEMENT AND TRADING 1994–2003


SEK
200
175
150
125
100
75
50
25
5
100,000
75,000
50,000
25,000
95
96
97
98
99
00
01
02
03
(c) SIX
B share
Afv General index
Shares traded 1,000s (incl. off-floor trading)

DIVIDEND PER SHARE 1995–2003


SEK
1.25
1.00
0.75
0.50
0.25
0.00
95
96
97
98
99
00
01
02
03
Dividend per share, SEK

Data per share

SEK/share [1]	1995	1996	1997	1998	1999	2000	2001	2002	2003
Earnings after tax and full conversion	0.56	0.93	1.23	1.76	2.00 [3]	2.73	2.98 [2]	3.53	3.31 [2]
Dividend	0.22	0.30	0.43	0.60	0.74	0.90	1.00	1.25	1.25 [4]
Direct yield, % [5]	1.6	1.0	0.8	0.8	0.6	0.5	0.7	1.3	1.5
Earnings after 28% standard tax	0.60	0.95	1.36	1.79	2.27	2.91	3.28 [2]	3.88	3.69 [2]
Dividend, % [6]	36.7	31.6	31.6	33.5	32.6	30.9	30.5	32.2	33.9
Share price at end of period	13.24	29.28	51.24	75.65	119.50	184.50	151.00	99.50	85.50
Highest share price	15.16	28.97	52.95	92.73	140.00	206.70	186.00	159.50	110.00
Lowest share price	5.23	12.38	28.69	48.07	73.21	110.50	94.50	76.50	67.00
Shareholders' equity	4.37	5.40	8.64	9.93	16.95 [3]	30.58 [3]	35.80	35.85	31.23
Number of shares (1,000s) [7]	221,684	265,396	295,448	295,448	324,200	356,712	361,730	370,935	370,935

1 Adjustment made for new issues.
2 Excluding non-recurring items.
3 Key data adjusted following change in accounting principle.
4 Proposed dividend.
5 Dividend as percentage of share price at end of period.
6 Dividend as percentage of earnings per share after 28% standard tax.
7 After full conversion.

Share capital

Year	Transaction	A shares	C shares	B shares	Share capital, SEK*
1989			20,000		2,000,000
1994	100:1 split			2,000,000	2,000,000
1994	Bonus issue				
1994	Non-cash issue	1,746,005	1,428,550	50,417,555	53,592,110
1996	New share issue	2,095,206	1,714,260	60,501,066	64,310,532
1996	Conversion of C shares into A shares	3,809,466		60,501,066	64,310,532
1997	New share issue	4,190,412		66,541,706	70,732,118
1998	Converted debentures	4,190,412		66,885,571	71,075,983
1999	Converted debentures before split	4,190,412		67,179,562	71,369,974
1999	Bonus issue				
1999	4:1 split	16,761,648		268,718,248	285,479,896
1999	New share issue	18,437,812		295,564,487	314,002,299
1999	*Converted debentures after split and new issues*	18,437,812		295,970,830	314,408,642
2000	Converted debentures	18,437,812		301,598,383	320,036,195
2000	New share issue	19,175,323		313,512,880	332,688,203
2000	Non-cash issue	19,175,323		333,277,912	352,453,235
2001	Converted debentures	19,175,323		334,576,089	353,751,412
2002	New share issue	19,175,323		344,576,089	363,751,412
2002	Converted debentures	19,175,323		346,742,711	365,918,034
	Number of shares after full conversion	19,175,323		351,760,143	370,935,466

* SEK 1 per share – balanced number of shares.

Source: SIS Ägarservice AB och VPC AB.

ASSA ABLOY's 10 largest shareholders

Data is based on the share register at 31 December 2003 or the latest known information.

Owner	A shares	B shares	Capital %	Voting rights %	Accumulated %
Wärtsilä Corporation [1]	10,546,425	17,270,350	7.6	22.8	22.8
Säkl	7,118,818	954,200	2.2	13.4	36.2
Melker Schörling and companies [1]	1,510,080	9,296,636	3.0	4.5	40.7
Investment AB Latour [1]		21,162,421	5.8	3.9	44.6
Robur unit trusts		16,090,578	4.4	3.0	47.6
Nordea unit trusts		11,791,731	3.2	2.2	49.8
Alecta		10,271,332	2.8	1.9	51.7
The Third Swedish National Pension Fund		8,961,869	2.4	1.7	53.4
AMF Pension Fund		8,860,000	2.4	1.6	55.0
The Fourth Swedish National Pension Fund		7,488,400	2.0	1.4	56.4
Other shareholders		234,595,194	64.2	43.6	100.0
Total number	**19,175,323**	**346,742,711**	**100.0**	**100.0**	**100.0**

[1] In 2004 Melker Schörling and companies as well as Investment AB Latour have acquired Wärtsilä Corporation's A shares.

Source: SIS Ägarservice AB and VPC AB.

Ownership structure 31 December 2003

Shareholding	No. of shareholders	Percent	No. of shares	Capital %	Voting rights %
1–1,000	21,290	81.2	6,058,624	1.7	1.1
1,001–5,000	3,593	13.7	8,208,387	2.2	1.5
5,001–20,000	753	2.9	7,659,430	2.1	1.4
20,001–50,000	237	0.9	7,661,615	2.1	1.4
50,001–500,000	247	0.9	39,905,254	10.9	7.4
500,001–	94	0.4	296,424,724	81.0	87.2
Total	**26,214**	**100.0**	**365,918,034**	**100.0**	**100.0**

Source: SIS Ägarservice AB.

Convertible debentures for personnel

The ASSA ABLOY Group has issued convertible debentures to employees in the Group. The first debenture was issued in 1995 and about 400 employees participated in the issue. The debenture amounted to about SEK 75 M and ran from 29 June 1995 to 30 June 2000. The second debenture was issued in 1997. A total of 1,400 employees participated in this issue. This debenture amounted to SEK 250 M and ran from 8 December 1997 to 2 December 2002.

In 2001 a further convertible debenture, Incentive 2001, was issued, based on four series of convertible bonds each with a value of EUR 25 M. The only difference between the series of bonds is the conversion price. The debenture was offered to employees in 16 countries, and 4,500 employees decided to participate. On full conversion, at a conversion price for Series 1 of EUR 15.8, Series 2 of EUR 19, Series 3 of EUR 22.1 and Series 4 of EUR 25.3, an additional 5,017,432 shares would be created. The convertible bonds can be converted in October/November 2006.

Financial analysts who follow ASSA ABLOY

Company	Name	Telephone number	E-mail
ABG Sundal Collier	Anders Jegers	+44 207 9055 631	anders.jegers@abgsc.com
Alfred Berg Fondkommission AB	Lars Norrby	+46 8 572 359 65	lars.norrby@alfredberg.se
CAI Cheuvreux	Sasu Ristimäki	+44 207 621 5173	sristimaki@caicheuvreux.com
Carnegie	Anders Idborg	+46 8 676 86 88	andidb@carnegie.se
Cazenove	Ilan Chaitowitz	+44 207 155 8207	ilan.chaitowitz@cazenove.com
CSFB	Patrick Marshall	+44 207 888 0289	patrick.marshall@csfb.com
Deutsche Bank	Mattias Karlkjell	+46 8 463 55 00	mattias.karlkjell@db.com
Dresdner Kleinwort Wasserstein	Colin Grant	+44 207 475 9161	colin.grant@drkw.com
Enskilda Securities	Anders Trapp	+46 8 522 297 57	anders.trapp@enskilda.se
Goldman Sachs	Nick Paton	+44 207 774 6987	nick.paton@gs.com
Hagströmer & Qviberg	Patric Lindqvist	+46 8 696 20 84	patric.lindqvist@hagqvi.com
Handelsbanken	Mikael Sens	+46 8 701 12 51	mise03@handelsbanken.se
Human Securities AB	Mattias Eriksson	+46 8 506 520 62	mattias.eriksson@humansecurities.se
JP Morgan	Andreas Willi	+44 207 325 4853	andreas.p.willi@jpmorgan.com
Kaupthing Bank Sverige AB	Peder Frölén	+46 8 791 47 86	peder.frolen@kaupthing.se
Lehman Brothers	Brian Hall	+44 207 102 4726	brhall@lehman.com
Merrill Lynch	Raymond Greaves	+44 207 996 4783	raymond_greaves@ml.com
Morgan Stanley	Daniel Cunliffe	+44 207 425 2057	daniel.cunliffe@morganstanley.com
Nordea	Magnus Behm	+46 8 534 920 08	magnus.behm@nordea.com
Swedbank	Anders Bruzelius	+46 8 585 912 88	anders.bruzelius@swedbank.com
UBS	Anders Fagerlund	+46 8 453 73 30	anders.fagerlund@ubs.com
Öhman J:or Fondkommission AB	Johan Gahm	+46 8 402 52 68	johan.gahm@ohman.se

Information for **shareholders**

Annual General Meeting

The Annual General Meeting of ASSA ABLOY will be held at Norra Latin, Drottninggatan 71b, Stockholm at 15.00 on Tuesday 27 April 2004. Shareholders are entitled to attend if they are registered at VPC, Värdepapperscentralen (Swedish Central Securities Depository and Clearing Organization), no later than Friday 16 April 2004 and if they have notified ASSA ABLOY of their intention to attend the Annual General Meeting.

Registration in the share register

ASSA ABLOY's share register is kept by VPC. Only holdings registered by a shareholder are recorded under the shareholder's own name in the register. Shareholders with nominee-registered shares can attend the Annual General Meeting only if they register their holdings under their own names. Shares must be registered to the shareholder by Friday 16 April 2004 at the latest.

Notification of intention to attend

Shareholders must notify ASSA ABLOY of their intention to attend the Annual General Meeting no later than 4 p.m. on Wednesday 21 April 2004 via:

- www.assaabloy.com
- Telephone: +46 8 506 485 00
- Fax: +46 8 506 485 85
- Post: ASSA ABLOY AB, Bolagsstämman, Box 70340, SE-107 23 Stockholm, Sweden.

The notification should state:

- Name
- Personal identity number or Corporate Organization number
- Address and daytime telephone number
- Number of shares held

Shareholders who are to be represented by a proxy should send a form of appointment with their notification. Those who represent corporate bodies should present a copy of their proof of registration or similar document confirming their due authority.

Nomination Committee

The duty of the Nomination Committee is, before each Annual General Meeting, to consider in advance the choice of Board members, the remuneration of the Board and associated matters. The Committee is appointed at the Annual General Meeting. The current members of the Nomination Committee before the 2004 Annual General Meeting are Gustaf Douglas (chairman), Georg Ehrnrooth and Melker Schörling.

Dividend

Friday 30 April 2004 has been set as the qualification day for dividends. If the Annual General Meeting decides to follow the recommendation of the Board of Directors, dividends are expected to be distributed by VPC AB on Wednesday 5 May 2004.

ASSA ABLOY Reports can be ordered from:

ASSA ABLOY AB

- www.assaabloy.com
- Telephone: +46 8 506 485 00
- Fax: +46 8 506 485 85
- Post: ASSA ABLOY AB
Box 70340
SE-107 23 Stockholm
Sweden

Financial information from ASSA ABLOY will be published as follows:

Interim reports:
First quarter: 27 April 2004
Second quarter: 21 July 2004
Third quarter: 2 November 2004

Fourth quarter and Year-end Report: February 2005

2004 Annual Report: March 2005

File No. 82-34735

Board of **Directors**



Georg Ehrnrooth



Melker Schörling



Carl-Henric Svanberg



Bo Dankis



Gustaf Douglas



Per-Olof Eriksson

Georg Ehrnrooth
Chairman
Born 1940
Master of Science (Engineering)
Board Chairman: Varma Mutual Pension Insurance Co
Vice Chairman: Rautaruukki Corporation
Board member: Nokia Corporation, Sampo plc, Sandvik AB (publ) and Oy Karl Fazer Ab
Member of the ASSA ABLOY Board since 1994
Holdings through company: 251,680 Series B shares

Melker Schörling
Vice Chairman
Born 1947
Master of Business Administration
Board Chairman: Securitas AB, Hexagon AB, Karlshamns AB and Attendo Senior Care
Board member: Hennes & Mauritz AB
Member of the ASSA ABLOY Board since 1994
Holdings privately and through company: 5,310,080[1] *Series A shares and* 9,296,636 Series B shares

Carl-Henric Svanberg
Vice Chairman
Born 1952
Master of Science, Bachelor of Economics
President and CEO of Telefonaktiebolaget LM Ericsson
President and CEO of ASSA ABLOY from 1994 to March 2003
Board member: Hexagon AB
Member of the ASSA ABLOY Board since 1994
Holdings through company: 3,912,991 Series B shares and Incentive 2001 convertibles corresponding to 60,000 Series B shares

Bo Dankis
President and CEO
Born 1954
Master of Science
President and CEO of the ASSA ABLOY Group since March 2003. Employed since 1997
Member of the ASSA ABLOY Board since 2003
Holdings: 86,000 Series B shares and Incentive 2001 convertibles corresponding to 10,750 Series B shares

Gustaf Douglas
Born 1938
MBA, Harvard Business School
Principal owner of Investment AB Latour and Säkl
Board Chairman: Investment AB Latour, Boxholms Skogar AB, Stockholm Chamber of Commerce, Säkl AB and IFS AB
Vice Chairman: Attendo Senior Care and Securitas AB
Board member: The Svenska Dagbladet Foundation and Moderata Samlingspartiet
Member of the ASSA ABLOY Board since 1994
Holdings through Investment AB Latour: 6,746,425 Series A shares1 and 21,162,421 Series B shares
through Säkl AB: 7,118,818 Series A shares and 954,200 Series B shares

Per-Olof Eriksson
Born 1938
Master of Engineering, Doctor of Technology h.c.
Board Chairman: SAPA AB, Thermia AB, Odlander, Fredriksson & Co. and Consolis Oy
Board member: AB Custos, SSAB Svenskt Stål AB, AB Volvo and Preem Petroleum AB. Member of the Royal Swedish Academy of Engineering Sciences
Member of the ASSA ABLOY Board since 1995
Holdings: 10,000 Series B shares

[1] Including transactions during 2004


Lotta Lundén


Sven-Christer Nilsson


Patricia O'Driscoll


Seppo Liimatainen


Mats Persson


Joakim Järrebring


Per-Edvin Nyström

Lotta Lundén
Born 1957
Bachelor of Economics
Previous positions: Business Area Manager of IKEA of Sweden, Commercial Director of IKEA Singapore and Malaysia, Managing Director of Guldfynd/Hallbergs Guld, General Manager of Coop Forum Sverige
Member of the ASSA ABLOY Board since 2003
Holdings: 0

Sven-Christer Nilsson
Born 1944
Bachelor of Science (Computer Science)
Partner in Startupfactory, a venture capital company
Board Chairman: The National Swedish Public Service Broadcasting Foundation and Xelerated, Inc. (USA)
Board member: TeliaSonera AB, CEVA, Inc. (USA) and Startupfactory B.V. (The Netherlands)
Member of the ASSA ABLOY Board since 2001
Holdings: 0

Patricia O'Driscoll
Born 1959
Bachelor of Sociology
Chief Executive Officer of Northern Foods plc
Member of the ASSA ABLOY Board since 2003
Holdings: 0

Seppo Liimatainen
Born 1950
Employee representative, Federation of Salaried Employees in Industry and Services
Member of the ASSA ABLOY Board since 2003
Holdings: 2,600 Series B shares and Incentive 2001 convertibles corresponding to 125 Series B shares

Mats Persson
Born 1955
Employee representative, Swedish Metal Workers Union
Member of the ASSA ABLOY Board since 1994
Holdings: 0

Deputy Members

Joakim Järrebring
Born 1976
Employee representative
Member of the ASSA ABLOY Board since 2003
Holdings: 0

Per-Edvin Nyström
Born 1955
Employee representative, Swedish Metal Workers Union
Member of the ASSA ABLOY Board since 1994
Holdings: 7,727 Series B shares and Incentive 2001 convertibles corresponding to 125 Series B shares

Executive **Team**

Bo Dankis
Born 1954
Master of Science
President and Chief Executive Officer
Employed since 1997
Holdings: 86,000 Series B shares and Incentive 2001 convertibles corresponding to 10,750 Series B shares

Göran Jansson
Born 1958
Graduate Diploma in Business Administration
Deputy CEO and Chief Financial Officer
Employed since 1997
Holdings: 351,784 Series B shares and Incentive 2001 convertibles corresponding to 60,000 Series B shares

Joseph J. Grillo
Born 1957
Bachelor of Finance and Economics
Responsible for Global Technologies
Executive Vice President
Employed since 2001
Holdings: Incentive 2001 convertibles corresponding to 32,500 Series B shares

Hans Johansson
Born 1955
Master of Science
Responsible for EMEA
Executive Vice President
Employed since the Group was formed
Holdings: 646,821 Series B shares and Incentive 2001 convertibles corresponding to 60,000 Series B shares

Thanasis Molokotos
Born 1958
Master of Science
Responsible for Americas
Executive Vice President
Employed since 1996
Holdings: 25,000 Series B shares and Incentive 2001 convertibles corresponding to 55,000 Series B shares

Geoff Norcott
Born 1947
Bachelor of Engineering Hons. (Industrial), 1st class
Responsible for Asia Pacific
Executive Vice President
Employed since 1999
Holdings: Options corresponding to 81,065 Series B shares and Incentive 2001 convertibles corresponding to 60,000 Series B shares

Åke Sund
Born 1957
Graduate Diploma in Marketing
Executive Vice President responsible for Market and Business Development
Employed since the Group was formed
Holdings: 175,000 Series B shares and Incentive 2001convertibles corresponding to 60,000 Series B shares



Left to right: Åke Sund, Bo Dankis, Göran Jansson, Geoff Norcott, Hans Johansson, Thanasis Molokotos and Joseph J. Grillo.

Production: n3prenör
Photo: Craig Bartlett, August Eriksson, Ulf Huett Nilsson, Lars Nyborn and others.
Printed by Strokirk-Landströms 2004.

We are the world's largest lock Group
and the only global player in our industry.
We will draw benefit from our size to become true
leaders in both innovation and cost-efficiency.

Bo Dankis
President and CEO

ASSA ABLOY

The World's Leading Lock Group

ASSA ABLOY AB (publ)
P.O. Box 70340, SE-107 23 Stockholm, Sweden · *Visiting address:* Klarabergsviadukten 90
Tel: +46 8 506 485 00 · Fax: +46 8 506 485 85
Corporate Organization no.: 556059-3575
www.assaabloy.com

PRESS RELEASE

from ASSA ABLOY AB (publ)

9 March 2004
No. 3/04

ASSA ABLOY issues 2003 annual report on the website

ASSA ABLOY has today issued the annual report for 2003 on the website: www.assaabloy.com. A printed version of the annual report will be available shortly.

ASSA ABLOY's annual general meeting will be held on 27 April 2004.

Further information can be obtained from

Ann Holmberg, Manager Corporate Communications, tel: + 46 8 506 485 54
Martin Hamner, Director of Investor Relations and Group Controller, tel: + 46 8 506 485 79

ASSA ABLOY AB (publ)
Box 70340, SE 107 23 Stockholm
Tel: +46 8 506 485 00, Fax: + 46 8 506 485 85

www.assaabloy.com

The ASSA ABLOY Group is the world's leading manufacturer and supplier of locking solutions dedicated to satisfying end-user needs for security, safety and convenience. The Group has about 30,000 employees and annual sales of approximately EUR 3 billion.